Exhibit 2.1

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is entered into as of July 28, 2009, by and between Gamynia Limited, a company incorporated under the laws of Cyprus (no. HH 239589) (“Buyer”), and WPT Enterprises Inc., a Delaware corporation (“Seller”).

A.            Seller engages in the business of developing, producing, marketing and licensing televised programming based on poker themes, including through (i) providing multi-media entertainment services through the domestic and international licensing of television broadcasts, international television sponsorship, and casinos and card rooms that host televised events; (ii) offering branded consumer products, and corporate sponsorship and management of televised and live events; (iii) operating international and domestic real money gaming websites; and (iv) developing the Chinese national card game (known as Tuo La Ji or Traktor Poker) (the foregoing, excluding the business of Seller relating to the Excluded Assets, is referred to herein as the “Business”).

B.            Seller desires to sell to Buyer, on the terms and conditions set forth herein, substantially all of the assets of Seller, other than the Excluded Assets (as defined below).

C.            Buyer desires to purchase substantially all of the assets of Seller other than the Excluded Assets and is prepared to assume the liabilities and obligations of Seller described herein, other than the Excluded Liabilities (as defined below), on the terms and conditions set forth herein.

Now, therefore, in consideration of the mutual agreements, representations, warranties and covenants set forth below, and intending to be legally bound, Buyer and Seller agree as follows:

1.                   DEFINITIONS; INTERPRETATION.

1.1.                           DEFINITIONS.  As used in this Agreement, the following terms shall have the following meanings:

1.1.1.                                              “Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.2.2.

1.1.2.                                              “Accounts Payable” means all amounts owing by a Person for goods received by or services rendered to such Person.

1.1.3.                                              “Accounts Receivable” means all rights of a Person to payment for goods sold or leases or for services rendered.

1.1.4.                                              “Acquisition Notice” has the meaning set forth in Section 7.15.4.1.

1.1.5.                                              “Acquisition Proposal” has the meaning set forth in Section 6.2.2.

1.1.6.                                              “Affiliate” means with respect to any Person, a Person directly or indirectly controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, contract or otherwise.

1.1.7.                                              “Agreement” means this Asset Purchase Agreement, together with all of its exhibits and schedules, as the same may be amended, restated, supplemented or otherwise modified from time to time.

1.1.8.                                              “Allocation Schedule” has the meaning set forth in Section 7.13.

1.1.9.                                              “Alternative Acquisition Agreement” has the meaning set forth in Section 6.2.4.2.

1.1.10.                                        “Assumed Liabilities” has the meaning set forth in Section 2.3.

1.1.11.                                        “Assumption Agreement” has the meaning set forth in Section 8.2.2.

1.1.12.                                        “Base Payment” has the meaning set forth in Section 3.1.1.

1.1.13.                                        “Basket Amount” has the meaning set forth in Section 9.6.1.

1.1.14.                                        “Bill of Sale” has the meaning set forth in Section 8.2.1.

1.1.15.                                        “Business” has the meaning set forth in the recitals to this Agreement.

1.1.16.                                         “Business Day” means any day which is not a Saturday, Sunday or a public or bank holiday in London, England, or in Los Angeles, California, U.S.A.

1.1.17.                                        “Buyer” has the meaning set forth in the preamble to this Agreement.

1.1.18.                                        “Buyer Acquisition Transaction” has the meaning set forth in Section 7.15.1.

1.1.19.                                        “Buyer Indemnified Person” has the meaning set forth in Section 9.2.

1.1.20.                                        “Change of Company Recommendation” has the meaning set forth in Section 6.2.4.

1.1.21.                                         “China Venture” means Seller’s interest in (i) WPT ASIA (Beijing) Consulting Co., Ltd. (“WPT China”), (ii) that certain Cooperation Agreement dated July 26, 2007 by and between WPT China (as assignee of Seller) and China Leisure Sports Administrative Center, as amended pursuant to that certain Amendment No. 1 dated March 15, 2009 and that certain letter agreement dated March 15, 2009, and (iii) all related and associated rights, arrangements and agreements.

1.1.22.                                        “Closing” means the consummation of the transactions contemplated hereby.

1.1.23.                                        “Closing Date” has the meaning set forth in Section 8.1.

1.1.24.                                        “Company Recommendation” has the meaning set forth in Section 6.1.6.

1.1.25.                                        “Confidential Information” has the meaning set forth in Section 7.7.

1.1.26.                                         “Confidentiality Agreement” means that certain confidentiality agreement of even date herewith by and between Seller and Buyer.

1.1.27.                                        “Consent” has the meaning set forth in Section 4.6.

1.1.28.                                         “Contracts” means contracts, agreements, arrangements, understandings, commitments, leases or licenses to which Seller is party or by which Seller is bound in effect on the date hereof.

1.1.29.                                        “Customer Agreements” has the meaning set forth in Section 4.15.3.

1.1.30.                                        “Damages” has the meaning set forth in Section 9.2.

1.1.31.                                        “Data Protection Legislation” has the meaning set forth in Section 4.24.

1.1.32.                                        “Data Subject” has the meaning set forth in Section 4.24.

1.1.33.                                        “Database” has the meaning set forth in Section 2.1.1.4.

1.1.34.                                        “Designs” has the meaning set forth in Section 2.1.1.2.

1.1.35.                                        “DGCL” means Delaware General Corporation Law.

1.1.36.                                        “Domain Names” has the meaning set forth in Section 2.1.1.3.

1.1.37.                                        “Escrow Agent” has the meaning set forth in Section 3.2.4.

1.1.38.                                        “Escrow Cash” has the meaning set forth in Section 3.2.4.

1.1.39.                                         “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

1.1.40.                                        “Excluded Assets” has the meaning set forth in Section 2.2.

1.1.41.                                        “Excluded Contracts” has the meaning set forth in Section 2.2.10.

1.1.42.                                        “Excluded Liabilities” has the meaning set forth in Section 2.4.

1.1.43.                                        “GAAP” means United States generally accepted accounting principles, consistently applied.

1.1.44.                                        “Governmental Authorizations” has the meaning set forth in Section 4.4.

1.1.45.                                         “Governmental Entity” means any federal, state, municipal or other governmental authority, department, commission, board, agency or other instrumentality (domestic or foreign).

1.1.46.                                        “Gross Gaming Revenue” has the meaning set forth in Section 3.2.1.1.

1.1.47.                                         “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, consistently applied.

1.1.48.                                        “Indemnified Party” has the meaning set forth in Section 9.5.1.

1.1.49.                                        “Indemnifying Party” has the meaning set forth in Section 9.5.1.

1.1.50.                                        “Intellectual Property” has the meaning set forth in Section 2.1.1.7.

1.1.51.                                        “IPO” has the meaning set forth in Section 7.15.1.

1.1.52.                                        “IPO Notice” has the meaning set forth in Section 7.15.6.

1.1.53.                                         “Knowledge” means, (a) with respect a Person that is an individual, the current actual knowledge of such Person and the information such individual could reasonably be expected to discover or otherwise become aware of in the course of conducting a reasonable investigation concerning the existence of such fact or other matter, and (b) with respect to a Person that is a corporation, limited liability company, partnership or other entity, the current actual knowledge of the President, CEO, CFO, Secretary and Manager of such corporation, limited liability company, partnership or other entity without any duty to investigate (including, without limitation, in the case of Seller, the current actual knowledge of Lyle Berman, Steve Lipscomb, Adam Pliska and Rohin Malhotra) and the information such individual could reasonably be expected to discover or otherwise become aware of in the course of conducting a reasonable investigation concerning the existence of such fact or other matter.

1.1.54.                                         “Law” means any federal, state, local or foreign law, statute or ordinance, common law, or any rule or regulation of any Governmental Entity.

1.1.55.                                        “License Agreement” has the meaning set forth in Section 2.5.

1.1.56.                                         “Lien” means any mortgage, pledge, lien, security interest, encumbrance, charge or other third-party claim.

1.1.57.                                         “Material Adverse Effect” with respect to a Person, means any event, change or effect that is materially adverse to the financial condition, assets, business or results of operations of such Person.

1.1.58.                                        “Material Contract” has the meaning set forth in Section 4.15.1.

1.1.59.                                        “NewCo” has the meaning set forth in Section 7.15.4.2.

1.1.60.                                        “Notice Period” has the meaning set forth in Section 6.2.4.2.

1.1.61.                                        “Other Revenue” has the meaning set forth in Section 3.2.1.3.

1.1.62.                                        “Permits” has the meaning set forth in Section 4.10.

1.1.63.                                        “Permitted Liens” has the meaning set forth in Section 4.7.

1.1.64.                                         “Person” means an individual, corporation, limited liability company, firm, joint venture, partnership, association, trust, unincorporated organization, government or political entity or any department, political subdivision or agent or instrumentality thereof, or other entity or organization, whether or not a legal entity.

1.1.65.                                        “Personal Data” has the meaning set forth in Section 4.24.

1.1.66.                                        “Prime Rate” means the Prime rate of interest as reported from time to time in the Wall Street Journal.

1.1.67.                                        “Process/Processing” has the meaning set forth in Section 4.24.

1.1.68.                                        “Proxy Statement” has the meaning set forth in Section 6.1.1.

1.1.69.                                        “Purchase Price” has the meaning set forth in Section 3.1.

1.1.70.                                        “Purchased Assets” has the meaning set forth in Section 2.1.

1.1.71.                                        “Records” has the meaning set forth in Section 3.2.5.

1.1.72.                                        “Representatives” has the meaning set forth in Section 6.2.1.

1.1.73.                                        “Requisite Stockholder Vote” has the meaning set forth in Section 6.1.1.

1.1.74.                                        “Revenue Payment Buyout” has the meaning set forth in Section 7.15.5.

1.1.75.                                        “Revenue Payments” has the meaning set forth in Section 3.2.2.

1.1.76.                                        “SEC” has the meaning set forth in Section 6.1.1.

1.1.77.                                        “Seller” has the meaning set forth in the preamble to this Agreement.

1.1.78.                                        “Seller Exercise Notice” has the meaning set forth in Section 7.15.4.2.

1.1.79.                                        “Seller Indemnified Person” has the meaning set forth in Section 9.3.

1.1.80.                                        “Shares” means shares of Common Stock of Seller.

1.1.81.                                        “Software” has the meaning set forth in Section 2.1.1.6.

1.1.82.                                        “solicit” has the meaning set forth in Section 7.11.3.

1.1.83.                                        “Sponsorship Revenue” has the meaning set forth in Section 3.2.1.2.

1.1.84.                                        “Stockholders Meeting” has the meaning set forth in Section 6.1.1.

1.1.85.                                         “Subsidiaries” of a corporation, limited liability company, limited partnership, association or partnership means any legal entity of which such corporation, limited liability company, limited partnership, association or partnership (either alone or through or together with any other Subsidiary or Subsidiaries thereof) is the general partner or managing entity or of which at least a majority of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or others performing similar functions of such legal entity, is directly or indirectly owned or controlled by such corporation, limited liability company, limited partnership, association or partnership (either alone or through or together with any other Subsidiary or Subsidiaries thereof).

1.1.86.                                        “Superior Proposal” has the meaning set forth in Section 6.2.2.

1.1.87.                                        “Survival Period” has the meaning set forth in Section 9.1.4.

1.1.88.                                        “Tangible Property” has the meaning set forth in Section 2.1.2.

1.1.89.                                        “Tax(es)” means all taxes, however denominated, including any interest, penalties or other additions to tax imposed in respect thereof by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all sales and use taxes, ad valorem taxes, excise taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, real property gains taxes, transfer taxes, payroll and employee withholding taxes, unemployment insurance contributions, social security taxes, and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, including any liability for amounts referred to above as a result of any obligations to indemnify another Person.

1.1.90.                                        “Termination Fee” has the meaning set forth in Section 10.2.1.

1.1.91.                                        “Trademarks” has the meaning set forth in Section 2.1.1.1.

1.1.92.                                         “Transaction Documents” means this Agreement and the other documents, agreements or instruments delivered in connection with the consummation of the transactions contemplated hereby.

1.1.93.                                        “Transferred Employees” has the meaning set forth in Section 7.11.1.

1.1.94.                                        “Users” has the meaning set forth in Section 2.1.1.4.

1.1.95.                                         “WPT Celebrity Invitational” means the invitation-only event traditionally held at the Commerce Casino in February/March with invitations extended to high profile Hollywood celebrities and top poker players as well as select VIPs.

1.2.                           INTERPRETATION.  In this Agreement:

1.2.1.                                              words in the singular include the plural and words in the plural include the singular;

1.2.2.                                              unless otherwise indicated, references to sections, exhibits or schedules mean sections, exhibits or schedules of this Agreement;

1.2.3.                                              the division of the provisions of this Agreement into Sections and sub-Sections, and the headings used in this Agreement, are for convenience of reference only, and shall not be construed as having any substantive significance or as indicating that all the provisions of this Agreement relating to any topic are to be found in any particular Section;

1.2.4.                                              references to any act, regulation, code of practice or statutory order include any amendment, re-enactment or extension of that act, regulation, code of practice or statutory order and in the case of an act include any relevant regulation, code of practice or order made under it;

1.2.5.                                              in the event of any conflict or inconsistency between any exhibit or schedule and the other terms and conditions of this Agreement, the provisions of the other terms and conditions of this Agreement shall prevail;

1.2.6.                                              except as expressly otherwise provided in this Agreement, any reference to “writing” or “written” includes faxes and any legible reproduction of words delivered in permanent and tangible form, but does not include e-mail, SMS and similar means of communication;

1.2.7.                                              reference to the words “include” or “including” or similar words are to be construed without limitation to the generality of the preceding words; and

1.2.8.                                              references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall in respect of any jurisdiction other than England be deemed to include what most nearly approximates in that jurisdiction to the English legal term.

2.                 SALE AND PURCHASE.

2.1.                           TRANSFER OF ASSETS AT THE CLOSING.  Subject to the terms and conditions of this Agreement, at the Closing Seller shall sell, assign, grant, transfer, and deliver (or cause to be sold, assigned, granted, transferred and delivered) to Buyer and Buyer shall purchase and accept from Seller as of the Closing Date, free and clear of all Liens (other than Permitted Liens), all of Seller’s right, title and interest, including all intellectual property rights, in and to all of Seller’s properties and assets (other than the Excluded Assets) of every kind and nature, real, personal or mixed, tangible or intangible, wherever located (collectively, the “Purchased Assets”), including, without limitation:

2.1.1.                                              All right, title and interest of Seller in, to and under:

2.1.1.1.                                      All trademarks, service marks, trade names, brand names, logos, slogans and trade references, in each case whether registered, under application or otherwise, owned by Seller, including those listed on Schedule 2.1.1.1 attached hereto, together with (i) any licenses with respect thereto; (ii) the goodwill and the business appurtenant thereto; and (iii) to the extent in Seller’s possession or control, any file histories, correspondence, application documents, search reports, documents concerning the prosecution history, enforcement or maintenance of rights, or restrictions on use, with respect to the trademarks, service marks, trade names, brand names, logos, slogans and trade references set forth in this Section, including, without limitation, any such documents with respect to applications or registrations abandoned on or before the Closing Date (collectively, the “Trademarks”);

2.1.1.2.                                      All graphics and graphic elements, art work, copy, design, look or appearance, flow charts and software, whether in written, physical, digitalized or visual form owned by

Seller, including those described in Schedule 2.1.1.2 attached hereto, including any and all intellectual property and any other proprietary rights associated therewith existing at any time under any Laws, including, without limitation, any trademark, service mark, trade name, brand name and/or copyright rights relating thereto, all registration and pending applications to register such rights, together with all such rights inhering in or protecting names and marks derivative of or similar to the same and the right to register any of the foregoing anywhere in the world (collectively, the “Designs”);

2.1.1.3.                                      All domain names owned by Seller, including those listed in Schedule 2.1.1.3 attached hereto, including (i) all goodwill associated therewith and inhering therein, (ii) to the extent in Seller’s possession or control, originals of all files, correspondence and other records relating to or reflecting Seller’s registration of such domain names or any and all right and interest therein, (iii) any and all intellectual property and any other proprietary rights associated therewith existing at any time under any Laws, including, without limitation, any trademark, service mark, trade name, brand name and/or copyright rights relating thereto, all registration and pending applications to register such rights, together with all such rights inhering in or protecting names and marks derivative of or similar to the domain names and the right to register any of the foregoing anywhere in the world, and (iv) any and all rights of Seller pertaining to the domain names arising under its agreements with any and all domain name registrars (collectively, the “Domain Names”);

2.1.1.4.                                      All information owned by Seller, if any, collected about users of Seller’s websites that are operated on any of the Domain Names since the commencement of business on such Domain Names (“Users”), including, without limitation, such users’ identity and their betting history, and including all marketing data, plans and strategies, forecasts, customer and supplier lists and relations, operating procedures, pricing methods and future plans, including, all goodwill associated therewith and inhering therein (the “Database”), and including, to the extent in Seller’s possession or control, originals of all files, information correspondence and other records relating to or reflecting the Database and any and all right and interest therein, any and all intellectual property and any other proprietary rights associated therewith existing at any time under any Laws, and any and all rights of Seller pertaining to the Database arising under its agreements with Users and any and all other third parties;

2.1.1.5.                                      All works of authorship or other intellectual property rights authored, discovered, developed, made, perfected, improved, designed, engineered, acquired, produced, conceived or first reduced to practice by Seller or its employees or agents used by Seller in the conduct of the Business or developed by Seller for use in the Business, in any stage of development, including, without limitation, patents, patent applications, trademarks, service marks, copyrights, copyright registrations, trade names, inventions, ideas, designs, concepts, techniques, methods, processes, technology, formulae, trade secrets, brands, license rights, specifications, technical manuals and data, domain names, product information and data, work-in-progress, customer lists, business and marketing plans, including those listed in Schedule 2.1.1.7 attached hereto;

2.1.1.6.                                      All software or other intellectual property rights that Seller has licensed from third parties and are being used in the Business, and the rights of Seller under all licenses to use the same, including those listed in Schedule 2.1.1.6 attached hereto, including, to the extent in Seller’s possession or control, source code, flow charts, coding sheets, programmer’s notes, code documentation, routines, engineering specifications, know-how and other rights pertaining to the same (collectively, the “Software”); and

2.1.1.7.                                      Any other intellectual or intangible property embodied in or pertaining to the Business, whether pending, applied for or issued, wherever filed (collectively with subsections 2.1.1.1 through 2.1.1.6, the “Intellectual Property”);

2.1.2.                                              All tangible personal property owned by Seller, other than excluded tangible personal property listed on Schedule 2.2.11 attached hereto, wherever located, that is used or licensed, intended to be used, licensed or sold, or held for use, license or sale by or on behalf of Seller in connection, directly or indirectly, with the Business, including all hardware, computers, servers, peripheral equipment, computing or communications devices, equipment, supplies, works in progress, furniture owned by Seller, in each such case whether such tangible personal property is then held by any of these parties, is in transit or is in the possession of a subcontractor, licensee, consignee, agent or other Person, including, without limitation, the items listed on Schedule 2.1.2 attached hereto (the “Tangible Property”);

2.1.3.                                              All rights in and under any Contracts relating to the Business,

including, without limitation, the Contracts listed on Schedule 2.1.3 attached hereto, including all goodwill associated therewith and inhering therein and, to the extent in Seller’s possession or control, originals of all files, information, correspondence and other records relating to or reflecting such Contracts, and any and all intellectual property and any other proprietary rights associated therewith existing at any time under any Laws;

2.1.4.                                              All permits, authorizations, consents and approvals of any Governmental Entity used in connection with the Business to the extent transferable by applicable Law, including, without limitation, the items listed on Schedule 2.1.4 attached hereto;

2.1.5.                                              All books, records files and papers, whether in hard copy or electronic format, used in the Business, including without limitation, engineering information, sales and promotional literature, manuals and data, sales and purchase correspondence, lists of present, former and prospective suppliers or customers, personnel and employment records (to the extent allowable under applicable Law), in each case, to the extent in Seller’s possession or control (Seller shall be allowed access to or a copy of accounting records in order to meet audit, income tax and SEC filing obligations); and

2.1.6.                                              All goodwill associated with the Business or the Purchased Assets.

2.2.                           EXCLUDED ASSETS.  Notwithstanding any provision of Section 2.1, the following assets of Seller shall be excluded from the Purchased Assets, and all rights in, such assets shall remain exclusively with Seller (collectively, the “Excluded Assets”):

2.2.1.                                              all securities, equity interests, corporate minute books, stock transfer books, corporate seals and other documents relating to the organization, maintenance and existence of Seller and each of its Subsidiaries as entities;

2.2.2.                                              all taxpayer and other identification numbers;

2.2.3.                                              all Tax returns filed and associated Tax records and rights to refunds or claims to overpayments attributed to Tax payments made;

2.2.4.                                              all cash, cash balances, deposits and cash equivalents as of the Closing Date;

2.2.5.                                              all insurance policies and bonds and all prepaid expenses and deposits related thereto;

2.2.6.                                              all prepaid expenses relating to the operation of the Business or the Purchased Assets;

2.2.7.                                              all rights, claims, credits, causes of action or rights of set-off, and all rights to payment as a consequence of claims for refunds, rights of set off, rights of recovery and claims or causes of action relating to the Business or the Purchased Assets that arise before the Closing Date, including, without limitation, un-liquidated rights under warranties, and including, without limitation, in connection with the matters listed in Schedule 2.2.7 attached hereto;

2.2.8.                                              all rights of Seller under this Agreement and all other Transaction Documents;

2.2.9.                                              all rights of Seller with respect to the China Venture, whether arising before or after the Closing Date;

2.2.10.                                        all rights of Seller under the Contracts listed on Schedule 2.2.10 attached hereto (the “Excluded Contracts”) and all revenues and other proceeds arising in connection therewith, whether arising before or after the Closing Date; and

2.2.11.                                        all tangible personal property listed on Schedule 2.2.11 attached hereto;

2.2.12.                                        all Accounts Receivable of Seller as of the Closing Date accruing, arising out of or relating to the Business or the Purchased Assets; and

2.2.13.                                        the assets listed on Schedule 2.2.13 attached hereto.

2.3.                           ASSUMPTION OF LIABILITIES.  On the Closing Date, Buyer will deliver to Seller the Assumption Agreement pursuant to which Buyer will, subject to the terms and conditions of this Agreement, effective as of the Closing Date, assume and agree to perform, discharge and satisfy, in accordance with their respective terms and subject to the respective conditions thereof, all obligations, duties and liabilities accruing, arising out of or relating to the conduct or operation of the Business, or the ownership or use of the Purchased Assets, after the Closing Date (collectively, the “Assumed Liabilities”).

For the avoidance of doubt, such assumption of liabilities by Buyer is subject to all the terms and conditions of this Agreement, and does not derogate from or limit Buyer’s remedies for any breach of this Agreement, or a misrepresentation or breach of warranty by Seller hereunder.

2.4.                           EXCLUDED LIABILITIES.  Buyer shall not assume and shall not be liable for, and Seller shall retain and remain solely liable for any obligations, duties and liabilities that are not Assumed Liabilities (collectively, the “Excluded Liabilities”), including, without limitation:

2.4.1.                                              Any obligations, duties and liabilities accruing, arising out of or relating to the conduct or operation of the Business, or the ownership or use of the Purchased Assets, on or before the Closing Date;

2.4.2.                                              Any obligations, duties and liabilities of Seller under each of the Excluded Contracts;

2.4.3.                                              Any obligation, duties and liabilities of Seller with respect to the Excluded Assets;

2.4.4.                                              Any obligation, duties and liabilities of Seller listed on Schedule 2.4.4 attached hereto;

2.4.5.                                              all Accounts Payable of Seller as of the Closing Date accruing, arising out of or relating to the Business or the Purchased Assets; and

2.4.6.                                              Any liability or obligation for (i) Taxes attributable to or imposed upon Seller or any of its Affiliates (other than Taxes referred to in clause (ii) below), or (ii) Taxes imposed upon the Purchased Assets for any period (or portion thereof) prior to the Closing Date.

2.5.                           LIMITED LICENSE.  To allow Seller to perform its undertakings to third parties with respect to the Excluded Assets, including, without limitation, (i) under each of the Excluded Contracts, and (ii) for a period of nine (9) months following the Closing Date, with respect to the China Venture, including any amendments or modifications to the China Venture prior to the Closing, at the Closing Buyer and Seller shall enter into a Limited License Agreement in the form of Exhibit A attached hereto (the “License Agreement”), pursuant to which Buyer grants to Seller a non-exclusive license to use certain Purchased Assets in the circumstances, and subject to the terms and conditions, set forth in the License Agreement.

3.                 CONSIDERATION; ESCROW.

3.1.                           CONSIDERATION.  In consideration of Seller’s entry into this Agreement, the acquisition of the Purchased Assets under Section 2 and all other undertakings and agreements contained herein, Buyer agrees to pay to Seller the following (collectively, the “Purchase Price”):

3.1.1.                                              at the Closing, Nine Million and Seventy-Five Thousand Dollars (US$9,075,000) (the “Base Payment”), payable by wire transfer of immediately available funds to Seller’s bank account, details of which shall be provided to Buyer in writing at least seventy-two (72) hours prior to the anticipated time of the Closing; and

3.1.2.                                              commencing on the Closing Date, on a going-forward monthly basis thereafter without expiration, the Revenue Payments (as defined below), payable as provided in Section 3.2 below.

3.2.                           REVENUE SHARING; ESCROW.

3.2.1.                                              For purposes hereof, the following terms shall have the following meanings:

3.2.1.1.                                      “Gross Gaming Revenue” means the sum of all revenues of Buyer and its Affiliates generated by the Business or the Purchased Assets that are attributable to gaming, including, without limitation, revenues from house win, rake and commission, revenues from the use or exploitation of any of the Trademarks that are attributable to gaming, revenues from the use or exploitation of any of the Domain Names that are attributable to gaming, or revenues from land-based (if any) or online gaming operations, less any value added Tax, gaming Tax or other revenue-related Tax arising in connection therewith, as determined in accordance with IFRS.

3.2.1.2.                                      “Sponsorship Revenue” means the sum of all revenues of Buyer and its Affiliates generated by the Business or the Purchased Assets that are attributable to sponsorship, including, without limitation, revenues from the sale or other disposition of sponsorship rights to any activity conducted in connection with any of the Trademarks, less (i) any value added Tax or revenue-related Tax and (ii) any agency fees (provided, however, that if such agency fees are paid to Persons who are Affiliates or related parties of Buyer, the amount deducted shall be the fair market value of the agency services, which shall be determined in reference to the lesser of the commercial rates that could be obtained from an unrelated third party on an arms’-length basis and the average cost of similar services provided by non-Affiliates to Buyer and its Affiliates; provided, further, that the aggregate amount of agency fees shall not exceed 15% of the associated revenues) arising in connection therewith, as determined in accordance with IFRS.

3.2.1.3.                                      “Other Revenue” means all revenues of Buyer and its Affiliates generated by the Business or the Purchased Assets, other than Gross Gaming Revenue or Sponsorship Revenue, less (i) any value added Tax or revenue-related Tax and (ii) actual out-of-pocket costs incurred by Buyer or its Affiliates (provided, however, that if such costs involve payment to Persons who are Affiliates or related parties of Buyer, the amount deducted shall only be the fair market value of the products or services provided, which shall be determined in reference to the lesser of the costs of similar products and services that could be obtained from an unrelated third party on an arms’-length basis and the average cost of similar services provided by non-Affiliates to Buyer and its Affiliates), arising in connection therewith, as determined in accordance with IFRS.

For the avoidance of doubt, “Gross Gaming Revenue”, “Sponsorship Revenue” and “Other Revenue” do not include revenues generated in good faith by the Affiliates of Buyer consisting of payments made by Buyer to its Affiliates as consideration for actual services provided by such Affiliates to Buyer in generating Gross Gaming Revenue (such as software, money processing, etc.), Sponsorship Revenue (such as sponsorship sales or distribution) or Other Revenue, provided, however, that nothing contained herein shall permit Buyer to deduct or otherwise net out the amount of any such payments made by it from its own revenue for purposes of calculating “Gross Gaming Revenue” or

“Sponsorship Revenue”.  Further, nothing in this exception will be construed in such a way that it will allow Buyer or Buyer’s Affiliates to create a structure that undermines Seller’s ability to participate in Gross Gaming Revenues and/or Sponsorship Revenues.

3.2.2.                                              Commencing on the Closing Date, on a going-forward monthly basis thereafter without expiration, Seller shall be entitled to receive from Buyer, and Buyer shall be obligated to pay to Seller, in accordance with this Section 3.2, the following amounts (collectively, the “Revenue Payments”):

3.2.2.1.                                        4% (four percent) of Gross Gaming Revenue; and

3.2.2.2.                                        5% (five percent) of Sponsorship Revenue; and

3.2.2.3.                                        5% (five percent) of Other Revenue.

3.2.3.                                              Buyer shall make each Revenue Payment (less any amounts to be remitted to the Escrow Agent pursuant to Section 3.2.4 below) to Seller in cash on a monthly basis in arrears, not later than fifteen (15) calendar days after the end of each calendar month during which the related revenue was actually received (on a non-refundable basis) by Buyer or its Affiliates (i.e., a Revenue Payment with respect to Gross Gaming Revenue, Sponsorship Revenue or Other Revenue received in July shall be payable not later than August 15).  Contemporaneously with the making of each Revenue Payment, Buyer shall submit to Seller a detailed report (each, a “Revenue Report”), setting forth the data reasonably needed for Seller to track the Revenue Payment it is owed under this Agreement; provided, however, that if Buyer is bound by confidentiality undertakings to un-Affiliated third parties (e.g., customers), or Buyer otherwise believes that the disclosure of identifying information may damage its business interests, a Revenue Report need not contain identifying details with respect to such un-Affiliated third party, but otherwise will contain sufficient detail to allow Seller to confirm its financial rights hereunder.  The obligation of Buyer to make a Revenue Payment to Seller hereunder with respect to Gross Gaming Revenue, Sponsorship Revenue or Other Revenue shall accrue upon the end of the month in which such Gross Gaming Revenue, Sponsorship Revenue or Other Revenue has been actually received (on a non-refundable basis) by Buyer or Buyer’s Affiliates, or any assignee, purchaser, transferee or successor-in-interest of any of the foregoing (it being understood that such Revenue Payments shall be payable no later than fifteen (15) calendar days after the end of each calendar month during which the related revenue was actually received as provided in Section 3.2.3).

3.2.4.                                              For purposes of Seller’s indemnification obligations set forth in this Agreement, out of each Revenue Payment accruing to Seller pursuant to Section 3.2.3 prior to the two (2) year anniversary of the Closing Date, Buyer shall deduct and remit to an escrow agent mutually satisfactory to Seller and Buyer, on behalf of and for the benefit of Seller, as escrow agent (the “Escrow Agent”) an amount equal to twenty percent (20%) of each such Revenue Payment (such amounts, collectively, the “Escrow Cash”), to be held by the Escrow Agent in accordance with the provisions of Section 9 hereof and the Escrow Agreement in the form of Exhibit B with such changes as may be reasonably requested by the Escrow Agent, to be executed and delivered by the parties hereto and by the Escrow Agent at the Closing (the “Escrow Agreement”), which amounts shall be remitted by wire transfer of immediately available funds to the Escrow Agent’s bank account, not later than fifteen (15) calendar days after the end of each calendar month during which the corresponding Revenue Payment accrues (i.e., if a Revenue Payment accrues in July, twenty percent (20%) shall be remitted to the Escrow Agent not later than August 15).

3.2.5.                                              While this Agreement is in effect and for a period of at least three (3) years thereafter, Buyer shall maintain such books and records (collectively, “Records”) as are necessary to substantiate Gross Gaming Revenue, Sponsorship Revenue and Other Revenue and that the Revenue Payments, the payments of Escrow Cash and the revenue reports submitted to Seller by Buyer are accurate in all respects.  All Records shall be maintained in accordance with IFRS.  Once during every twelve (12) month period from and after the execution hereof, Seller, through one of the “big 4” accounting firms (the “Auditor”) who has undertaken confidentiality commitments directly with Buyer in form and scope substantially similar to the confidentiality commitments of Seller hereunder, shall have the right at Seller’s own expense, during normal business hours, upon at least ten (10) calendar days written notice to examine and audit, and Buyer shall make available to the Auditor Buyer’s personnel and all of the Records; provided, however, that if Buyer is bound by confidentiality undertakings to un-Affiliated third parties (e.g., customers), or Buyer otherwise believes that the disclosure of identifying information may damage its business interests, identifying details with respect to such un-Affiliated third party shall only be provided or made available to the Auditor, and the Auditor shall agree not to disclose such identifying information to Buyer. In addition, not later than January 31 of each year during the term of this Agreement, the Buyer shall provide to the Seller a brief written report, describing in general, and subject to confidentiality considerations as set forth above, the developments and trends in Buyer’s business during the preceding year. Further, once every year in the month of July, during normal business hours and upon reasonable notice, a representative of the Seller shall be entitled to meet and consult with representatives of the Buyer in order to receive updates with respect to the developments and trends in Buyer’s business during the preceding 6-month period.

3.3.                           PAYMENTS HEREUNDER.  All payments due under this Agreement shall be payable in United States dollars ($).  Conversion of foreign currency to U.S. dollars shall be made at the same conversion rate as that which is used in Buyer’s general ledger for that time period so long as that rate is reasonable.  Each payment shall reference this Agreement and identify the obligation under this Agreement that the payment satisfies. Buyer shall be entitled to withhold and deduct any and all mandatory payments, taxes, duties and the like for which Seller is liable and which Buyer is required to withhold or deduct under applicable Law.  Any payments by Buyer that are not paid on or before the date such payments are due under this Agreement shall bear interest, to the extent permitted by Law, at one percentage point above the Prime Rate reported on the date payment is due.  Any payment due hereunder on a day that is not a Business Day shall be made on the first Business Day thereafter.

3.4.                           FULL AND FINAL CONSIDERATION.  For the avoidance of doubt, the payments to Seller described in the provisions of this Section 3 constitute the full, complete and final consideration to be paid to Seller hereunder in consideration of the Purchased Assets, and Seller shall not be entitled to any other consideration, fee, commission, revenue share, reimbursement or any other type of payment whatsoever in connection with the purchase by Buyer of the Purchased Assets.

3.5.                           NON-CIRCUMVENTION.  It is the intent of the parties that Seller, through its right to receive Revenue Payments, will have an ongoing participation in the revenue generated by the “World Poker Tour” and “Professional Poker Tour” brands (and the other Purchased Assets), and that, if the Purchased Assets shall generate any revenues, the same shall be identifiable and shall be included in the calculation of Revenue Payments.  Buyer shall not take any action or omit to take any action the purpose or effect of which is to undermine such ongoing participation by exploiting “World Poker Tour” and “Professional Poker Tour” brands (and the other Purchased Assets) in such a manner as makes or would make it difficult to track Seller’s participation and to remunerate Seller to the full extent contemplated herein.  Additionally, Buyer shall not circumvent or evade or attempt to circumvent or evade its obligations to Seller under this Agreement, including, without limitation, its obligation under Section 7.16, nor shall Buyer induce or conspire with any third party, including, but not limited to, any of its Affiliates, to circumvent or evade or attempt to circumvent or evade any such obligations.

4.                 REPRESENTATIONS AND WARRANTIES OF SELLER.

Each representation and warranty set forth below is qualified by any exception or disclosure set forth in the Seller Disclosure Schedule attached hereto (the “Seller Disclosure Schedule”).  Such Seller Disclosure Schedule is arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Section 4, and disclosures in each section of such Seller Disclosure Schedule qualify only the corresponding numbered and lettered section of this Section 4 (it being understood that any matter disclosed in any section of the Seller Disclosure Schedule shall be deemed to be disclosed in any other section of the Seller Disclosure Schedule if (i) it is readily apparent from such disclosure that it applies to such other section or (ii) such disclosure is cross-referenced in such other section).  In all other respects, each representation and warranty set out in this Section 4 is not qualified in any way whatsoever, except as otherwise provided in this Agreement or any exhibit or schedule hereto, will be deemed to be repeated at and will not merge on Closing or by reason of the execution and delivery of any agreement, document or instrument at the Closing, is given with the intention that liability is not confined to breaches discovered before Closing, is separate and independent and is made and given with the intention of inducing Buyer to enter into this Agreement.  Seller represents and warrants to Buyer as follows:

4.1.                           ORGANIZATION, STANDING AND POWER.  Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.  Seller has the requisite corporate power and authority to own, lease and operate their respective properties and to carry on the Business as now being conducted, except where the failure to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect on the Purchased Assets or the Business.  Seller is duly qualified or licensed as foreign corporations to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect on the Purchased Assets or the Business.

4.2.                           AUTHORITY.  The execution and delivery of this Agreement by Seller and of the other Transaction Documents to be executed and delivered by Seller, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby will, on the Closing Date (but not on the date of this Agreement), have been duly authorized by all necessary action by the board of directors of Seller, and no other act or proceeding on the part of or on behalf of Seller will be necessary on the Closing Date to approve the execution and delivery of this Agreement and the other Transaction Documents to be executed and delivered by Seller, the performance by Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.  Seller has the requisite power and authority to execute and deliver this Agreement and on the Closing Date will have the requisite power and authority to execute and deliver all of the other Transaction Documents to be executed and delivered by Seller pursuant hereto, and to consummate the transactions hereby and thereby contemplated and to take all other actions required to be taken by Seller pursuant to the provisions hereof and thereof.

4.3.                           EXECUTION AND BINDING EFFECT.  This Agreement has been duly and validly executed and delivered by Seller and constitutes, and the other Transaction Documents to be executed and delivered by Seller pursuant hereto, upon their execution and delivery by Seller, will constitute (assuming, in each case, the due and valid authorization, execution and delivery thereof by Buyer), legal, valid and binding agreements of Seller enforceable against Seller in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, moratorium, insolvency, reorganization, fraudulent conveyance or other Laws affecting the enforcement of creditors’ rights generally or by general equitable principles, including, without limitation, those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

4.4.                           CONSENTS AND APPROVALS OF GOVERNMENTAL ENTITIES.  Other than filings and/or notices under the Exchange Act or the rules of NASDAQ (the “Governmental Authorizations”), there is no requirement applicable to Seller to make any filing, declaration or registration with, or to obtain any permit, authorization, consent or approval of, any Governmental Entity as a condition to the consummation by Seller of the transactions contemplated by this Agreement and the other Transaction Documents to be executed and delivered by Seller pursuant hereto or the consummation by Seller of the transactions contemplated herein or therein.

4.5.                           NO VIOLATION.  Except as set forth in Section 4.5 of the Seller Disclosure Schedule, neither the execution, delivery and performance of this Agreement and all of the other Transaction Documents to be executed and delivered by Seller pursuant hereto, nor the consummation of the transactions contemplated hereby or thereby, will, with or without the passage of time or the delivery of notice or both, (a) conflict with, violate or result in any breach of the terms, conditions or provisions of the Certificate of Incorporation or Bylaws of Seller, (b) conflict with or result in a violation or breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under any contract, notice, bond, mortgage, indenture, license, franchise, permit, agreement, lease or other instrument or obligation to which Seller is a party or by which Seller or any of the Purchased Assets may be bound, including the Material Contracts, but excluding the Non-Material Contracts, (c) violate any Law or order, writ, injunction or decree of any Governmental Entity applicable to Seller or by which any properties or assets of Seller may be bound.

4.6.                           CONSENTS.  Section 4.6 of the Seller Disclosure Schedule sets forth each Material Contract requiring a consent as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby (each, a “Consent”).  Any consent required as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby under any Non-Material Contract shall not prevent the consummation of the transactions contemplated by this Agreement. The affirmative votes of the holders of at least a majority of the outstanding Shares are the only votes of the holders of any of Seller’s capital stock necessary to approve this Agreement and the transactions contemplated hereby under applicable Law, Seller’s organizational documents or any Contract to which Seller is a party or is otherwise bound.

4.7.                           ASSETS GENERALLY.

4.7.1.                                              The Purchased Assets include all properties, tangible and intangible, currently used by Seller in operating the Business and necessary for Buyer, if it so desires, to operate the Business after the Closing Date in a manner substantially equivalent to the manner currently operated by Seller, other than the Excluded Assets.  Other than the Consents and the Governmental Authorizations, no other licenses or consents from any other Person are necessary for Buyer, if it so desires, to operate the Business in substantially the manner currently operated by Seller.

4.7.2.                                              Seller holds good and valid title, license to or leasehold interest in all of the Purchased Assets, free and clear of all Liens, except for Liens described in Section 4.7.2 of the Seller Disclosure Schedule (“Permitted Liens”). Upon consummation of the transactions contemplated by this Agreement, Buyer will acquire good and valid title, license or leasehold interest to the Purchased Assets, free and clear of any Liens, other than Permitted Liens.

4.7.3.                                              All of the Purchased Assets are in good operating condition and repair, normal wear and tear excepted, as required for their use in the Business as now being conducted, and no written notice of any material violation of any Law relating to any of the Purchased Assets or Assumed Liabilities has been received by Seller.

4.8.                           INTELLECTUAL PROPERTY.

4.8.1.                                              The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not breach, violate or conflict with any instrument or agreement governing any Intellectual Property forming part of the Purchased Assets and, to the Knowledge of Seller will not cause the forfeiture or termination or give rise to a right of forfeiture or termination of any Intellectual Property or in any material way impair the right of Buyer or any of its Affiliates to use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property or portion thereof.

4.8.2.                                              Except as set forth in Section 4.8.2 of the Seller Disclosure Schedules, neither the development, manufacture, marketing, license, sale or use of any product or intellectual property currently licensed, used or sold by Seller in the Business or currently under development in the Business violates any license or agreement to which Seller is a party, or infringes any copyright, trademark, service mark, trade secret or other intellectual property, or to the Knowledge of Seller, any patent, of any other party.  All registered Intellectual Property (including, without limitation, trademarks, domain names, service marks, patents and copyrights) are subsisting and, to the Knowledge of Seller, valid.  There is no pending or, to the Seller’s Knowledge, threatened claim against the Company or litigation contesting the validity, ownership or right to use, sell, license or dispose of any of the Purchased Assets (including, without limitation, the Intellectual Property) necessary or required for, or used in, the conduct of the Business nor, to Seller’s Knowledge, is there any basis for any such claim, nor has Seller received any written notice asserting that any such Purchased Asset

(including, without limitation, the Intellectual Property) or the proposed use, sale, license or disposition thereof conflicts or will conflict with the rights of any other party, nor, to Seller’s Knowledge, is there any basis for any such assertion.  To Seller’s Knowledge, there is no material unauthorized use, infringement or misappropriation on the part of any third party of the Purchased Assets (including, without limitation, the Intellectual Property).

4.8.3.                                              Section 4.8.3 of the Seller Disclosure Schedule contains a complete and accurate list of all applications, filings and other formal actions made or taken pursuant to any Law by Seller to perfect or protect its interest in the Intellectual Property, including, without limitation, all patents, patent applications, trademarks, trademark applications, service marks and copyright or mask work registrations.

4.8.4.                                              Seller has taken commercially reasonable steps to maintain the secrecy and confidentiality of those of the Purchased Assets (including without limitation the Intellectual Property) which are of a confidential or proprietary nature.

4.8.5.                                              All fees to maintain Seller’s rights in the Intellectual Property, including, without limitation, patent and trademark registration and prosecution fees and all professional fees in connection therewith pertaining to the Intellectual Property due and payable prior to the Closing Date, have been paid by Seller.

4.9.                           WARRANTIES AND INDEMNITIES.  Seller is in compliance, in all material respects, with all contractual and statutory warranties, express or implied, relating to products sold or services rendered by Seller in connection with the Business.  Section 4.9 of the Seller Disclosure Schedule sets forth a summary of all statutory or contractual warranty claims, if any, which are currently pending, or which to the Knowledge of Seller are threatened, against Seller in connection with the Business.

4.10.                     LICENSES AND PERMITS.  Seller (i) holds all material consents, approvals, registrations, certifications, authorizations, permits and licenses (collectively, the “Permits”), and (ii) has made all filings with, or notifications to, all Governmental Entities, in each case, in compliance with applicable requirements of all Laws required for the operation of the Business in the manner that it is currently being conducted by Seller.  Seller is in compliance with all Laws relating to the products manufactured or services offered by the Business or otherwise related to the Business, except for such non-compliance which could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Business or the Purchased Assets.  Seller has not received any written notice that any Permit used in the Business is invalid or has been or is being suspended, canceled or revoked.  There is no investigation or inquiry to which Seller is a party or, to Seller’s Knowledge, pending or threatened against Seller, relating to the compliance of Seller with any applicable Laws.

4.11.                     EMPLOYEES; CONSULTANTS.

4.11.1.                                        Section 4.11.1 of the Seller Disclosure Schedule sets forth the names, compensation levels (including bonuses, commissions, and deferred compensation), share option position, if any, pensions (including those required by all applicable Laws), retirement benefits, company cars, profit sharing, any interests in any incentive compensation plan, unused accrued vacation, and job titles of all of the employees and consultants engaged by Seller in connection with the Business as of the date hereof.  A copy of all written (and a summary description of any oral) agreements described in this Section 4.11 have been made available to Buyer prior to the date hereof.

4.11.2.                                        Seller has complied in all material respects with all legal requirements relating to employment, wages, hours, benefits, pensions, the payment of social security and similar taxes.  Seller is not liable to any Governmental Entity or other Person for the payment of any damages, taxes, fines, penalties, or other amounts, however designated, for failure to comply with any of the foregoing legal requirements.

4.11.3.                                        Except as set forth in Section 4.11.3 of the Seller Disclosure Schedules, the employment of each officer and employee of Seller is terminable upon not more than thirty (30) days prior notice at the will of Seller.  To Seller’s Knowledge, no officer nor any employee intends to terminate their employment with Seller, nor does Seller have a present intention to terminate any of the foregoing, except for such terminations which shall occur in connection with the Closing as contemplated hereunder.

4.11.4.                                        Except as set forth on Section 4.11.4 of the Seller Disclosure Schedule, Seller is not a party to a collective bargaining agreement with any trade union, Seller’s employees are not members of a trade union certified as a bargaining agent with Seller, and no proceedings to implement any such collective bargaining agreement or certifications are pending.

4.11.5.                                        Seller agrees that in the event that either Mr. Adam Pliska or Mr. Rohin Malhotra terminate their employment with Buyer for any reason (other than bad faith actions by Buyer) prior to the 12 month anniversary of the Closing Date, if Buyer requests it, Seller will loan out Mr. Lipscomb to replace such person in a “hands on” function for the balance of such 12 month period.  Mr. Lipscomb will be paid compensation and benefits equal to that paid the terminating employee in addition to any compensation and/or benefits that Mr. Lipscomb is paid by Seller at the time.

4.12.                     EMPLOYEE BENEFIT AND COMPENSATION PLANS.  Seller will retain liability for, and on account of, any employee benefit plan of Seller, including, but not limited to, liabilities Seller may have to such employees under all of Seller’s employee benefit schemes, incentive compensation plans, bonus plans, pension and retirement plans, vacation, profit-sharing plans (including any profit-sharing plan with a cash-or-deferred arrangement) share purchase and option plans, savings and similar plans, medical, dental, travel, accident, life, disability and other insurance and other plans or arrangements, whether written or oral and whether “qualified” or “non-qualified,” or to any employee as a result of termination of employment by Seller as contemplated by this Agreement, except to the extent the same is assumed by Buyer in accordance herewith.

4.13.                     TAXES.  All Taxes of Seller with respect to the Business and the Purchased Assets have been or will be paid by Seller for all periods (or portions thereof) prior to and including the Closing Date.  Seller has duly filed (or will file prior to the Closing Date) all returns and reports of Taxes required to be filed prior to such date with respect to the Business and Purchased Assets, and all such returns and reports are true and correct in all material respects.  There are no Liens for Taxes on any of the Purchased Assets, other than Liens for Taxes not yet due and payable or which are being contested in good faith and noted on Section 4.13 of the Seller Disclosure Schedule.  Seller has complied in all material respects with all Tax reporting obligations relating to income and employment Taxes due with respect to compensation paid to employees or independent contractors providing services to the Business.  There are no pending or, to Seller’s Knowledge, threatened proceedings with respect to Taxes of Seller pertaining to the Business or the Purchased Assets, and there are no outstanding waivers or extensions of statutes of limitations with respect to assessments of such Taxes.

4.14.                     COMPLIANCE WITH LAW.  The operation of the Business by Seller has been conducted in all material respects in accordance with all applicable Laws, and other requirements of Governmental Entities having jurisdiction over the same.

4.15.                     CONTRACTS.

4.15.1.                                        Section 4.15 of the Seller Disclosure Schedule contains a list of each Contract that is a Material Contract (as defined below), including, without limitation, such Material Contracts that are: Customer Agreements, material distributor, broker, franchise, agency and dealer contracts and agreements of the Business and material sales promotion, market research, marketing and advertising contracts and agreements of the Business; material management contracts with independent contractors or consultants (or similar arrangements) of the Business; contracts and agreements (excluding routine checking account overdraft agreements involving petty cash amounts) under which the Business has created, incurred, assumed or guaranteed indebtedness of itself or of any third-party Person or under which the Business has imposed a security interest or lien on any of its assets, whether tangible or intangible, to secure indebtedness; contracts and agreements that limit the ability of any Person related to the Business, or any of its affiliates, to compete in any line of business or in any geographic area or during any period of time, or to solicit any customer or client; material contracts pursuant to which the Business has agreed to supply products to a customer at specified prices, whether directly or through a specific distributor, manufacturer’s representative or dealer.  For purposes of this Agreement, “Material Contract” means a Contract pursuant to which Seller is contractually obligated to make payments in excess of Fifty Thousand Dollars (US$50,000) in the aggregate over the remaining term of the Contract; provided, however, that “Material Contract” shall not include (i) any Contract that is terminable by Seller at a cost of no more than Fifty Thousand Dollars (US$50,000) or (ii) any Excluded Contract.  For the avoidance of doubt, Seller shall not be obligated to list in Section 4.15 of the Seller Disclosure Schedule any Contract that is not a Material Contract.  The Contracts relating to the Business or Purchased Assets that have not been disclosed in the Seller Disclosure Schedule or in any of the other schedules to this Agreement do not contractually obligate the Seller to make payments in excess of Five Hundred Thousand Dollars (US$500,000) in the aggregate over the remaining term of such Contracts (for clarity, (i) if a Contract is terminable by Seller only amounts that Seller is contractually obligated to pay notwithstanding the termination shall be counted for purposes of this representation and warranty and (ii) the financial consequences to obtain any consent required as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, or of the consummation of such transactions without such consent, in each case under any Non-Material Contract are counted as part of the amount of Five Hundred Thousand Dollars (US$500,000) for purposes of this representation and warranty).

4.15.2.                                        Each Material Contract is a legal, valid and binding obligation of the parties thereto; Seller is in compliance therewith except for such failure to comply which would not reasonably be expected to have a Material Adverse Effect on the Business or the Purchased Assets; to Seller’s Knowledge, the other party thereto is not in default thereunder, nor has any Material Contract been canceled by the other party; and Seller is not in receipt of any claim of default by Seller under any Material Contracts.  Seller has made available to Buyer true and complete copies of all Material Contracts together with all amendments, waivers or other changes thereto.  Seller is in compliance with each Contract relating to the Business or Purchased Assets that is not a Material Contract (the “Non-Material Contracts”), except for such failure to comply which would not reasonably be expected to have a Material Adverse Effect on the Business or the Purchased Assets.

4.15.3.                                        With respect to Seller’s Material Contracts pursuant to which Seller is obligated to supply products, perform services or otherwise engage in the conduct of the Business (such agreements, are referred to collectively as the “Customer Agreements”), except as would not reasonably be expected to have a Material Adverse Effect on the Business or the Purchased Assets, (i) all of the Customer Agreements are in full force and effect in accordance with their respective terms against Seller, and against the other party thereto (ii) Seller holds right, title and interest to the benefits afforded it under the terms of each Customer Agreement free of all Liens, other than Permitted Liens or Liens imposed or arising under the Assumed Liabilities and (iii) Seller is not in default under any such Customer Agreements (or has caused an event which with notice or lapse of time, or both, would constitute a default), nor, to Seller’s Knowledge, is the other party thereto in default (or has caused an event which with notice or lapse of time, or both, would constitute a default) under any such Customer Agreements, nor is Seller in default under Non-Material Contracts which default, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Business or the Purchased Assets.

4.16.                     PRODUCTS AND SERVICES.  Each of the products and services produced, sold or provided by Seller in connection with the Business, conforms in all material respects to any promises or affirmations of fact made in writing in connection with the sale of such product or service.  Seller has not received any written notice that any action, suit or other proceeding has been made alleging any design defect with respect to any of such products or that any of such products fails to contain adequate warnings, presented in a reasonably prominent manner, in accordance with all applicable Laws and current industry practice.

4.17.                     LITIGATION; OTHER CLAIMS.

4.17.1.                                        There are no claims, actions, suits, inquiries, proceedings, or investigations against Seller, or any of their respective officers, directors or stockholders, relating to the Business or the Purchased Assets which are currently pending or, to the Knowledge of Seller, threatened against Seller, at Law or in equity or before or by any Governmental Entity, or which challenges or seeks to prevent, enjoin, alter or materially delay any of the transactions contemplated hereby, nor, to the Knowledge of Seller, is there any basis for such claims, actions, suits, inquiries, proceedings, or investigations; and, to the Knowledge of Seller, no Governmental Entity has at any time challenged or questioned the legal right of Seller to offer or sell any of the products or services currently offered by it in connection with the Business; in each such case, (i) other than claims, actions, suits, inquiries, proceedings, investigations, or challenges that target the gaming or poker industries, or any subset thereof, generally and that are not particular to Seller, the Business and the manner in which Seller conducts the Business and (ii) other than as set forth in Section 4.17.1 of the Seller Disclosure Schedule.

4.17.2.                                        There are no grievance or arbitration proceedings pending or, to the Knowledge of Seller, threatened, and there are no actual or, to the Knowledge of Seller, threatened strikes or work stoppages with respect to the Business, the Purchased Assets or its employees.

4.18.                     DEFAULTS.  Seller is not in default under or with respect to any judgment, order,

writ, injunction or decree of any court or any Governmental Entity which could reasonably be expected to have a Material Adverse Effect on the Business or any of the Purchased Assets.  Seller has not received written notice of any default by Seller under any agreement entered into by Seller as part of the operations of the Business and to Seller’s Knowledge there is no default, by any other Person, or event that, with notice or lapse of time, or both, would constitute a default under any such agreement which could reasonably be expected to have a Material Adverse Effect on the Business or the Purchased Assets, and no written notices of breach thereof have been received by Seller.

4.19.                     INSURANCE.  Section 4.19 of the Seller Disclosure Schedule lists all insurance policies and fidelity bonds covering the Purchased Assets in effect on the date hereof.  There is no claim by Seller pending under any of such policies or bonds as to which to Seller’s Knowledge coverage has been denied or disputed by the underwriters of such policies and bonds.  All premiums due and payable under all such policies and bonds have been paid and Seller is otherwise in material compliance with the terms of such policies and bonds (or other policies and bonds providing substantially similar insurance coverage).  To Seller’s Knowledge, there is no threatened termination of, or material premium increase with respect to, any of such policies.

4.20.                     SCHEDULES.  The schedules describing the Purchased Assets are true and correct in all material respects and describe the assets in the possession of, or used by, Seller, in connection with the Business, as required by this Agreement, other than the Excluded Assets.

4.21.                     BROKERS AND FINDERS.  Neither Seller nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fee, commission or finder’s fee in connection with the transactions contemplated by this Agreement.

4.22.                     SUBSIDIARIES.  Section 4.22 of the Seller Disclosure Schedule sets forth each Subsidiary of Seller.  Other than such Subsidiaries, Seller does not own or control, directly or indirectly, any interest in any other corporation, association, or other business entity, and is not a participant in any joint venture, partnership, or similar arrangement.

4.23.                     FAIR CONSIDERATION; NO FRAUDULENT CONVEYANCE.  The sale of the Purchased Assets pursuant to this Agreement is at a price negotiated on arm’s length terms, and in the opinion of Seller such price reflects the fair market value of the Purchased Assets.  Seller is not now insolvent and will not be rendered insolvent by the sale, transfer and assignment of the Purchased Assets pursuant to the terms of this Agreement.  Seller is not entering into this Agreement or any of the other agreements referenced in this Agreement with the intent to defraud, delay or hinder their respective creditors.

4.24.                     DATA PROTECTION.  Seller is in material compliance with all applicable Data Protection Legislation in relation to all Personal Data that has been Processed Seller in connection with the Business, and Seller has obtained such consents from relevant Data Subjects concerning the Processing of their Personal Data as required under applicable Laws.  The consummation of the transactions contemplated by this Agreement shall not violate any such Data Protection Legislation.  For purposes hereof, “Data Protection Legislation” means any legislation, law, or ordinance concerning the protection of individuals with regard to the Processing of Personal Data, as the same may be enacted, amended, modified or replaced from time to time; “Personal Data” means data which relate to a living individual who can be identified (a) from those data, or (b) from those data and other information which is in the possession of, or is likely to come into the possession of, the person Processing the data in question, however provided or otherwise made available; “Process/Processing” means, in relation to information or data, obtaining, recording or holding the information or data or carrying out any operation or set of operations on the information or data, including (a) organization, adaptation or alteration of the information or data, (b) retrieval, consultation or use of the information or data, (c) disclosure of the information or data by transmission, dissemination or otherwise making available, or (d) alignment, combination, blocking, erasure or destruction of the information or data; and “Data Subject” means an individual who is the subject of Personal Data.

4.25.                     PUBLIC DISCLOSURES.  Seller’s periodic reports filed under the Exchange Act do not contain any untrue statement by Seller of a material fact or fail to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

5.                 REPRESENTATIONS AND WARRANTIES OF BUYER.

Each representation and warranty set out in this Section 5 is not qualified in any way whatsoever and, except as provided in this Agreement or in the exhibits or schedules hereto, will be deemed to be repeated at and will not merge on Closing or by reason of the execution and delivery of any agreement, document or instrument at the Closing, is given with the intention that liability is not confined to breaches discovered before Closing, is separate and independent and is made and given as of the date hereof with the intention of inducing Seller to enter into this Agreement.  Buyer represents and warrants to Seller as follows:

5.1.                           ORGANIZATION, STANDING AND POWER.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of Cyprus.  Neither Buyer, nor any of its Affiliates, own, of record or beneficially, any Shares.

5.2.                           AUTHORITY.  The execution and delivery of this Agreement (and all other agreements and instruments contemplated under this Agreement) by Buyer, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary action by Buyer’s board of directors and the board of directors of any parent company, and no other act or proceeding on the part of or on behalf of Buyer (or such parent company, if any) is necessary to approve the execution and delivery of this Agreement and such other agreements and instruments, the performance by Buyer of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby.  Buyer has the requisite power and authority to execute and deliver this

Agreement and all of the other agreements and instruments to be executed and delivered by Buyer pursuant hereto, to consummate the transactions hereby and thereby contemplated and to take all other actions required to be taken by Buyer pursuant to the provisions hereof and thereof.

5.3.                           EXECUTION AND BINDING EFFECT.  This Agreement has been duly and validly executed and delivered by Buyer and constitutes, and the other agreements and instruments to be executed and delivered by Buyer pursuant hereto, upon their execution and delivery by Buyer, will constitute (assuming, in each case, the due and valid authorization, execution and delivery thereof by Seller), legal, valid and binding agreements of Buyer, enforceable against Buyer in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, moratorium, insolvency, reorganization, fraudulent conveyance or other Laws affecting the enforcement of creditors’ rights generally or by general equitable principles, including, without limitation, those limiting the availability of specific performance, injunctive relief and other equitable remedies and those providing for equitable defenses.

5.4.                           CONSENTS AND APPROVALS OF GOVERNMENTAL ENTITIES.  There is no requirement applicable to Buyer to make any filing, declaration or registration with, or to obtain any permit, authorization, consent or approval of, any Governmental Entity as a condition to the consummation by Buyer of the transactions contemplated by this Agreement and the other agreements and instruments to be executed and delivered by Buyer pursuant hereto or the consummation by Buyer of the transactions contemplated herein or therein.

5.5.                           NO VIOLATION.  Neither the execution, delivery and performance of this Agreement and all of the other agreements and instruments to be executed and delivered pursuant hereto, nor the consummation of the transactions contemplated hereby or thereby, will, with or without the passage of time or the delivery of notice or both, (a) conflict with, violate or result in any breach of the terms, conditions or provisions of the Certificate of Incorporation or Articles or Bylaws (or similar corporate document) of Buyer, (b) conflict with or result in a violation or breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under any contract, notice, bond, mortgage, lease or other instrument or obligation to which Buyer or by which any of the assets of Buyer are bound, or (c) violate any Law or order, writ, injunction or decree of any Governmental Entity applicable to Buyer or by which any properties or assets of Buyer may be bound.

5.6.                           CONSENTS.  No consents of any third party are required as a result of the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby by Buyer.

5.7.                           BROKERS AND FINDERS.  Neither Buyer, any parent company (if any) nor any of their officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fee, commission or finder’s fee in connection with the transactions contemplated by this Agreement.

6.                 REQUISITE STOCKHOLDERS VOTE; THIRD PARTY CONSENTS; NO SOLICITATION OF CONFLICTING TRANSACTIONS.

6.1.                           SOLICITATION OF REQUISITE STOCKHOLDER VOTE.

6.1.1.                                              As soon as practicable following the execution and delivery of this Agreement, but in any event no later than twenty-one (21) calendar days after the date hereof, Seller shall at its own expense file with the Securities and Exchange Commission (the “SEC”) a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendment or supplement and any schedules and exhibits thereto, the “Proxy Statement”).  Seller will provide Buyer a reasonable opportunity to review and comment on, and consult with Seller, regarding the Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC (and reasonable and good faith consideration shall be given to any comments on the Proxy Statement, or any amendments or supplements thereto, made by Buyer and its counsel), and Seller shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC.

6.1.2.                                              Seller shall cause the Proxy Statement, and the letter to stockholders, the notice of meeting and the form of proxy provided to stockholders of Seller therewith at the time that the Proxy Statement is first mailed to the stockholders of Seller and at the time of the Stockholders Meeting, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, and to comply, in all material respects, as to form with the provisions of the Exchange Act and the rules and regulations of the SEC promulgated thereunder; provided, however, that the obligations of Seller contained in this Section 6.1.2 shall not apply to any information supplied by Buyer, any parent company or any of their respective representatives to Seller for purposes of inclusion in or incorporation by reference in the Proxy Statement.

6.1.3.                                              Buyer shall cause any information supplied by it or by any parent company or any of their respective representatives in writing for inclusion or incorporation by reference in the Proxy Statement, at the time that the Proxy Statement is first mailed to the stockholders of Seller and at the time of the Stockholders Meeting, to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

6.1.4.                                              As promptly as practicable after the filing of the Proxy Statement in definitive form (but no more than thirty (30) days thereafter), Seller, acting through its board of directors shall, in accordance with applicable Law and its certificate of incorporation and bylaws, duly call, give notice of, convene and hold a meeting of holders of Shares (the “Stockholders Meeting”) to consider and vote upon the approval of the transaction contemplated herein to the extent required by the DGCL (the “Acquisition”).  Except in the event of a Change of Company Recommendation specifically permitted by Section 6.2.4, (a) the Proxy Statement shall include the Company Recommendation and (b) the board of directors of Seller shall take all reasonable lawful action to solicit the approval of the Acquisition by the holders of a majority of the outstanding Shares entitled to vote on such matter (the “Requisite Stockholder Vote”). Any Change of Company Recommendation shall not (x) change the approval of this Agreement or any other approval of the board of directors of Seller in any respect that would have the effect of causing any state (including Delaware) corporate takeover statute or other similar statute to be applicable to the transactions contemplated hereby, including the Acquisition or (y) change the obligation of the board of directors to present this Agreement for adoption at the Stockholders Meeting as promptly as practicable after the filing of the Proxy Statement in definitive form.

6.1.5.                                              Seller shall as soon as reasonably practicable notify Buyer of the receipt of all comments (written or oral) of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall as soon as reasonably practicable provide to Buyer copies of all such comments and with all correspondence between Seller and/or any of its Representatives on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement.  Seller shall provide Buyer and its counsel with a reasonable opportunity to provide comments on that response (to which reasonable and good faith consideration shall be given), including, to the extent reasonably practicable, listening in on any discussions or meetings with the SEC.  Seller and Buyer shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC and Seller shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that Seller may commence mailing the Proxy Statement.  Subject to applicable Laws, Seller and Buyer each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Buyer, Seller or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Acquisition and the other transactions contemplated by this Agreement.

6.1.6.                                              Seller’s board of directors shall (i) declare that this Agreement, the Acquisition and the other transactions contemplated hereby are advisable and in the best interests of the Seller and the Seller’s stockholders and (ii) recommend that Seller’s stockholders approve the Acquisition at the Stockholders’ Meeting (the “Company Recommendation”).

6.1.7.                                              Seller shall cause the delivery on the date hereof to Buyer of the Voting Agreement in the form of Exhibit C attached hereto, duly executed by Berman Consulting Corp. profit sharing plan, (Mr. Lyle A. Berman, President); Lyle A Berman Irrevocable Trust (Mr. Lyle A. Berman, trustee); Mr. Steven Lipscomb; The Lipscomb, Viscoli Children’s Trust (Adam J. Pliska, Trustee), Mr. Bradley Berman.  For avoidance of doubt, such Voting Agreement is in full force and effect on the date hereof.

6.2.                           NO SOLICITATION OF CONFLICTING TRANSACTION.

6.2.1.                                              Subject to Section 6.2.3 and Section 6.2.4, from the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Section 10, Seller shall not, and shall cause its Subsidiaries and its directors (to the extent acting in their capacity as such), officers, employees, Affiliates, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly:  (i) initiate, or solicit or knowingly facilitate or encourage (including by way of providing information) the making, submission or announcement of any inquiries, proposals or offers that constitute or may reasonably be expected to lead to, any Acquisition Proposal or engage in any discussions or negotiations with respect thereto or otherwise knowingly cooperate with or knowingly assist or participate in, or knowingly facilitate or knowingly encourage any such inquiries, proposals, discussions or negotiations or provide any non-public information, data, access to Seller’s properties, assets, employees or Representatives in connection with or relating to any Acquisition Proposal or (ii) approve, adopt, endorse, recommend, or declare advisable (publicly or otherwise), or propose to approve or, adopt, endorse, recommend or declare advisable (publicly or otherwise), an Acquisition Proposal or enter into any merger agreement, letter of intent, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement relating to an Acquisition Proposal or enter into any agreement or agreement in principle requiring Seller to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder or propose or agree to do any of the foregoing.  Seller shall immediately cease, and shall cause its Subsidiaries and Representatives to terminate, any activity, solicitation, knowing encouragement, discussion or negotiation or knowing cooperation with or knowing assistance or participation in, or knowing facilitation or knowing encouragement of any such inquiries, proposals, discussions or negotiations with any Persons conducted theretofore by Seller, its Subsidiaries or any of its Representatives with respect to any Acquisition Proposal.

6.2.2.                                              For purposes of this Agreement, the term: (A) “Acquisition Proposal” means any inquiry, offer or proposal, made by a Person or group at any time relating to any direct or indirect acquisition of (i) more than 10% of the assets of Seller and its Subsidiaries, taken as a whole, (ii) beneficial ownership of more than 10% of the outstanding equity securities of Seller, (iii) a tender offer or exchange offer that, if consummated, would result in any Person beneficially owning more than 10% of any class of outstanding equity securities of Seller, or (iv) any merger, consolidation or other business combination, reorganization, share exchange, recapitalization or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Acquisition; (B) “Superior Proposal” means any bona fide Acquisition Proposal made in writing that (a) is on terms that the board of directors of Seller has determined in good faith (after consultation with Seller’s outside counsel) are more favorable to Seller’s stockholders from a financial point of view than this Agreement, after giving effect to any modifications (if any) proposed to be made to this Agreement or any other offer by Buyer after Buyer’s receipt of notice under Section 6.2.4.2, and (b) which the board of directors of Seller has determined in good faith (after consultation with Seller’s outside counsel) is reasonably likely to be consummated (if accepted) (the foregoing determinations shall be made after consultation with Seller’s outside counsel after taking into account all appropriate legal, financial (including the financing terms of such proposal), regulatory and other aspects of such proposal, the likely consummation date of the transaction contemplated by such proposal and the Person making such proposal; and (C) “Acceptable Confidentiality Agreement” shall mean a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable in the aggregate to Seller than those contained in the Confidentiality Agreement.

6.2.3.                                              Notwithstanding anything to the contrary contained in Section 6.2.1, if at any time following the date of this Agreement and prior to the Requisite Stockholder Vote (i) Seller has received a written Acquisition Proposal from a third party that the board of directors of Seller believes in good faith to be bona fide, (ii) such Acquisition Proposal did not occur as a result of a breach of this Section 6.2, (iii) the board of directors of Seller determines in good faith, after consultation with its outside counsel, that such Acquisition Proposal constitutes or may reasonably be expected to result in a Superior Proposal and (iv) after consultation with its outside counsel, the board of directors of Seller determines in good faith that the failure to take such actions or any of the actions described in the following clauses (A) and (B) would constitute a failure to comply with its fiduciary duties to the stockholders of the Company under applicable Law, then Seller may (A) furnish information (including non-public information) with respect to Seller and its Subsidiaries to the Person making such Acquisition Proposal and (B) participate in discussions or negotiations with the Person making such Acquisition Proposal regarding such Acquisition Proposal; provided that Seller (x) gives Buyer written notice of the identity of such Person and of Seller’s intention to furnish information to, or enter into discussions with, such Person at least one Business Day prior to furnishing any such information to, or entering into discussions with, such Person, and (y) will not, and will not allow its Subsidiaries or Representatives to disclose any non-public information to such Person without first entering or having entered into an Acceptable Confidentiality Agreement.

6.2.4.                                              Notwithstanding anything in Section 6.2.1 to the contrary, if Seller receives an Acquisition Proposal which the board of directors of Seller concludes in good faith, after consultation with outside counsel, constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may be offered by Buyer, including pursuant to Sections 6.2.4.1 through 6.2.4.4 below, the board of directors of Seller may at any time prior to obtaining the Requisite Stockholder Vote, if it determines in good faith, after consultation with outside counsel, that the failure to take the actions described in the following clauses (x), (y) and (z) would constitute a failure to comply with the fiduciary duties of the board of directors to the stockholders of Seller under applicable Law, (x) withhold, withdraw, modify, qualify or amend, or propose publicly to withhold, withdraw, modify, qualify or amend, in a manner adverse to Buyer, the Company Recommendation, it being understood that if publicly taking a position is required under applicable Law, that (1) publicly taking a neutral position with respect to an Acquisition Proposal, (2) privately taking a neutral position with respect to an Acquisition Proposal, or (3) publicly or privately taking no position with respect to an Acquisition Proposal shall, in any such case, be considered an adverse modification; and, it being further understood that, if publicly taking a position is not required under applicable Law, that publicly taking a neutral position with respect to an Acquisition Proposal shall be considered an adverse modification (the action described in this clause (x) a “Change of Company Recommendation”), (y) approve or recommend such Superior Proposal, and (z) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that the board of directors of Seller may not withdraw, modify or amend the Company Recommendation in a manner adverse to Buyer pursuant to the foregoing clause (x), approve or recommend such Superior Proposal pursuant to the foregoing clause (y) or terminate this Agreement pursuant to the foregoing clause (z) (it being agreed that any such purported termination shall be null and void and of no effect) unless:

6.2.4.1.                                      Seller pays the Company Termination Fee pursuant to Section 10.2.2;

6.2.4.2.                                      Seller shall have provided prior written notice to Buyer, of its intention to take any action contemplated in Section 6.2.4 with respect to a Superior Proposal at least four Business Days in advance of taking such action (the “Notice Period”), which notice shall set forth the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal), and shall have contemporaneously provided a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, including the then-current form of each definitive agreement with respect to such Superior Proposal (each, an “Alternative Acquisition Agreement”);

6.2.4.3.                                      prior to effecting such Change of Company Recommendation, approving or recommending such Superior Proposal or terminating this Agreement to enter into a proposed definitive agreement with respect to such Superior Proposal, Seller shall provide Buyer the opportunity to submit an amended written proposal or to make a new written proposal to the board of directors of Seller during the Notice Period and shall itself and shall cause its Representatives to, during the Notice Period, negotiate in good faith with Buyer (to the extent Buyer so requests in writing) to make such adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal.  In the event of any subsequent material revisions to such Superior Proposal, Seller shall deliver a new written notice to Buyer and comply with the requirements of this Section 6.2.4, and the Notice Period shall recommence; and

6.2.4.4.                                      Buyer does not make, within five Business Days of receipt of such written notification, an offer that the board of directors of the Seller determines in good faith, after consultation with its outside counsel, is at least as favorable to the stockholders of Seller as such Superior Proposal.

6.2.5.                                              Nothing contained in this Agreement (including, without limitation, this Section 6.2) shall prohibit the board of directors of Seller from (i) taking and disclosing to the stockholders of Seller a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act , or (ii) disclosing the fact that the board of directors of Seller has received an Acquisition Proposal and the terms of such proposal, if the board of directors of Seller determines, after consultation with its outside legal counsel, that the failure to take any such actions would constitute a failure to comply with its fiduciary duties under applicable Law or would fail to comply with obligations under federal securities laws or NASDAQ or the rules and regulations of any U.S. securities exchange upon which the capital stock of Seller is listed; provided, however, that any such disclosures (other than “stop, look and listen” letters or similar communications of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a Change of Company Recommendation (including for purposes of Section 10.1.7) unless the board of directors of Seller expressly publicly reaffirms its Company Recommendation not more than five (5) Business Days after a written request by Buyer to do so (provided that, if such written notice is delivered to Seller less than five (5) Business Days prior to the Stockholders Meeting, the board of directors of Seller shall so reaffirm its Company Recommendation at least one (1) Business Day prior to the Stockholders Meeting).

6.3.                          OBTAINING REGULATORY APPROVALS; THIRD PARTY CONSENTS.

6.3.1.                                               Each of Seller and Buyer shall, following the execution of this Agreement, use its commercially reasonable efforts to execute and file, or join in the execution and filing of, any application, notification or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity, whether federal, state, local or foreign, that may be reasonably required in connection with the consummation of the transactions contemplated hereby (“Governmental Approvals”).  Each of Seller and Buyer shall use its commercially reasonable efforts to obtain all such authorizations, approvals and consents.  To the extent permitted by applicable Law, each of Seller and Buyer shall promptly inform the other of any material communication to Seller or Buyer (as applicable) from any Governmental Entity regarding the transactions contemplated hereby.  If Seller or Buyer or any affiliate thereof shall receive any formal or informal request for supplemental information or documentary material from any Governmental Entity with respect to the transactions contemplated hereby, then Seller or Buyer (as applicable) shall use its commercially reasonable efforts to make or cause to be made, as soon as reasonably practicable, a response in compliance with such request.  Each of Seller and Buyer shall direct, in its sole discretion, the making of such response, but shall consider in good faith the views of the other.

6.3.2.                                               Nothing contained in Section 6.3.1 or in any other provision of this Agreement shall be construed as requiring Buyer to agree to any terms or conditions as a condition to, or in connection with, obtaining any Governmental Approvals that would (i) impose any limitations on Buyer’s ownership or operation of all or any portion of the Business or the Purchased Assets, or compel Buyer or any of its Affiliates to dispose of or hold separate all or any portion of its or their businesses or assets, (ii) impose any limitations on the ability of Buyer to acquire or hold or to exercise full rights of ownership of the Purchased Assets, (iii) impose any obligations on Buyer or its Affiliates in respect of or relating to Buyer’s or any of its Affiliates’ facilities, operations, places of business, employment levels, products or businesses, (iv) require Buyer or any of its Affiliates to make any payments or (v) impose any other obligation, restriction, limitation, qualification or other condition on Buyer or any of its Affiliates (other than, with respect to clauses (iii), (iv) and (v), such terms or conditions as are reasonable and relate to the ordinary course of business of the Business and that are imposed by a Governmental Entity with power and authority to grant the Governmental Approvals, and which individually or in the aggregate (A) could have been imposed on the Seller and its Subsidiaries as of the date hereof by such Governmental Entity in the ordinary course of regulating the Business and (B) do not competitively disadvantage Buyer or any of its Affiliates) (any such term or condition in (i) through (v) being referred to herein as a “Burdensome Term or Condition”).

6.3.3.                                              Further, Seller shall use its commercially reasonable efforts to obtain all necessary consents, waivers and approvals of any parties to any Material Contracts to which Seller is a party (including all consents, waivers and approvals set forth in the Seller Disclosure Schedule) as are required thereunder in order to consummate the transactions contemplated by this Agreement.

6.4.                           CERTAIN NOTIFICATIONS.  At all times prior to the Closing, Seller and Buyer shall promptly notify the other party in writing of the occurrence of any failure to satisfy any of the conditions specified in Section 8.4 or Section 8.5 of this Agreement.

7.                 ADDITIONAL COVENANTS OF THE PARTIES.

Each of the parties hereto agrees that it shall undertake as follows:

7.1.                           ACCESS TO INFORMATION.

7.1.1.                                              Prior to the Closing, Seller will permit Buyer to make a full and complete investigation of the Business and the Purchased Assets and to receive from Seller all reasonably requested information of Seller relating to the Purchased Assets or Seller’s conduct of the Business.  Without limiting this right, Seller will give to Buyer and its accountants, legal counsel, and other representatives reasonable access, during normal business hours, and in a manner so as not to interfere with the normal business operations of Seller, at a mutually agreeable location arranged in advance, to all of the books, records, files, documents, properties, and contracts of Seller relating to the Purchased Assets or reasonably related to Seller’s conduct of the Business and allow Buyer and any such representatives to make copies thereof, at Buyer’s expense, all of which shall be made available in an organized fashion and so as to facilitate an orderly review.  This Section 7.1 shall not affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement.

7.1.2.                                              At all times following the Closing, each party shall provide the other party (at such other party’s expense) with such reasonable assistance, including the provision of available relevant records or other information, as may be reasonably requested by either of them in connection with the preparation of any financial statement or tax return, any audit or examination by any taxing authority, or any judicial or administrative proceeding relating to liability for Taxes.

7.2.                           SELLER’S CONDUCT OF THE BUSINESS PRIOR TO CLOSING.  During the period commencing on the date of this Agreement and expiring on the earlier to occur of the Closing Date or the termination of this Agreement pursuant to Section 10, Seller will conduct the Business in its ordinary and usual course in all material respects, consistent with past practice, and will use commercially reasonable efforts to preserve substantially intact all rights, privileges, franchises and other authority of the Business, to retain its employees and consultants and to maintain its relationships with licensors, licensees, suppliers, contractors, distributors and customers.  Seller shall promptly notify Buyer of any event or occurrence or emergency not in the ordinary course of business, and any event which could reasonably be expected to have a Material Adverse Effect on the Business or the Purchased Assets.  Without limiting the generality of the foregoing, and except as approved in writing by Buyer in advance, prior to the Closing, Seller:

7.2.1.                                              will not create, incur or assume any obligation which would result in a Material Adverse Effect on the Business, the Purchased Assets or Buyer’s ability to conduct the Business in substantially the same manner as conducted by Seller on the date of this Agreement;

7.2.2.                                              will not increase the compensation of, or agree to provide additional benefits to, or enter into any employment agreement with, any employee except in the ordinary course of business consistent with past practices;

7.2.3.                                              will maintain insurance coverage consistent with past practices;

7.2.4.                                              will not sell, dispose of or encumber any material portion of the Purchased Assets or license any Purchased Assets to any Person, except in the ordinary course of business consistent with past practices;

7.2.5.                                              will not enter into any agreements or commitments relating to the Business, except in the ordinary course of business consistent with past practices;

7.2.6.                                              will comply in all material respects with all Laws applicable to the Business;

7.2.7.                                              will not enter into any agreement with any third party for the distribution of any of the Purchased Assets;

7.2.8.                                              will not make any material change or announce any such change to the products or services sold by the Business;

7.2.9.                                              will not expand the use of the Purchased Assets within the organization of Seller, except in the ordinary course of business consistent with past practice;

7.2.10.                                        will not violate the terms of any of the Material Contracts in any material respect or enter into any material amendment to any of the Material Contracts outside of the ordinary course of business consistent with past practice;

7.2.11.                                        will not commence a lawsuit related to or involving the Purchased Assets other than (i) for injunctive relief on the grounds that Seller has suffered immediate and irreparable harm not compensable in money damages, (ii) for the collection of bills and trademark, domain name or anti-piracy matters in the ordinary course of business (iii) in such cases where Seller in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business or result in a loss of rights of substantial value, provided that it consults with Buyer prior to the filing of such a suit or (iv) for a breach of this Agreement or the other Transaction Documents or enforcement of Seller’s right hereunder or thereunder; or

7.2.12.                                        will reasonably cooperate with Buyer in its efforts to employ those of Seller’s employees that the Buyer is interested in engaging at the Closing.

For the avoidance of doubt, the covenants set forth in this Section 7.2 are limited to the Business and the Purchased Assets and are not intended to in any way limit or proscribe Seller’s conduct with respect to the Excluded Assets; provided, however, that it is the intent of Seller to continue to conduct its business with respect to the Excluded Assets in a fashion consistent with its historical operation of such Excluded Assets.

7.3.                           TAX.  Seller shall be responsible for paying, shall promptly discharge when due, and shall reimburse, indemnify and hold harmless Buyer from, any federal, state, municipal or other sales or use, transfer, real property gains, excise, stamp, or other similar Taxes imposed by the United States of America or any of its states, territories or other geographical units (including, without limitation, California) arising from, imposed on or attributable to the transfer of the Purchased Assets to Buyer as contemplated by this Agreement.  Buyer shall be responsible for paying, shall promptly discharge when due, and shall reimburse, indemnify and hold harmless Seller from, any sales or use, transfer, real property gains, excise, stamp, or other similar Taxes imposed by Cyprus or any of its states, territories or other geographical units arising from, imposed on or attributable to the transfer of the Purchased Assets to Buyer as contemplated by this Agreement.  Further, with respect to Taxes applicable to the Purchased Assets or the Business, the parties agree as follows:

7.3.1.                                              Buyer and Seller agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets, including, without limitation, access to books and records, as is reasonably necessary for the filing of all tax returns by Buyer or Seller, the making of any election relating to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Each of Buyer and Seller shall promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment.

7.3.2.                                              All Taxes levied with respect to the Purchased Assets for a taxable period that includes (but does not end on) the Closing Date shall be apportioned between Seller and the Buyer based on (a) the number of days of such taxable period beginning on the first day of such taxable period and ending on the Closing Date (inclusive) (the “Pre-Closing Tax Period”), and (b) the number of days of such taxable period beginning immediately after the Closing Date and ending on the last day of such taxable period (the “Post-Closing Tax Period”).  Seller shall be liable for the proportionate amount of such Taxes that is attributable to the Pre-Closing Tax Period, and the Buyer shall be liable for the proportionate amount of such Taxes that is attributable to the Post-Closing Tax Period. Seller shall notify the Buyer upon receipt of any bill for Taxes relating to the Purchased Assets, part or all of which are attributable to the Post-Closing Tax Period, and shall promptly deliver such bill to the Buyer who shall pay the same to the appropriate taxing authority, provided that if such bill covers any part of the Pre-Closing Tax Period, Seller shall also remit prior to the due date of assessment to the Buyer payment for the proportionate amount of such bill that is attributable to the Pre-Closing Tax Period.  In the event that either Seller or the Buyer shall thereafter make a payment for which it is entitled to reimbursement under this Section 7.3, the other party shall make such reimbursement promptly, but in no event later than thirty days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

7.4.                           FUTURE AGREEMENTS.  In the event Seller acquires or creates any asset, or enters into any agreement, between the date of this Agreement and the Closing that relates primarily to the Business (other than the Excluded Assets), then Seller agrees to report to Buyer, at least three (3) calendar days prior to the Closing (unless such asset was acquired or created or such agreement was entered into within three (3) calendar days prior to the Closing, in which event the Seller agrees to report to Buyer as soon as reasonably practicable, but in any event prior to the Closing), the details of all such assets and agreements and, upon Buyer’s request, to include any such asset or agreement within the Purchased Assets, without any change to the consideration due to Seller hereunder.

7.5.                           PERMITS.  Seller will use commercially reasonable efforts to assist Buyer in obtaining any licenses, permits or authorizations required for carrying on the Business but which are not transferable.

7.6.                           CHANGE OF NAME.  Promptly following the Closing, Seller shall change its name to another name that does not include any of the Purchased Assets.

7.7.                           CONFIDENTIALITY UNDERTAKING.  Seller undertakes that, except to the extent required by Law, it will: (i) hold any information relating, directly or indirectly, in whole or in part, to this Agreement, the subject matter hereof, the Purchased Assets or the Business, including, but not limited to, the terms of this Agreement, all Customer Agreements and all copies thereof and all rights whatsoever therein, other than information that is or becomes available to the public other by reason of Seller’s breach of their obligations under this Agreement (collectively, “Confidential Information”) in confidence and protect the Confidential Information to the same extent and by the same means they use to protect the confidentiality of their own proprietary or confidential information that they do not wish to disclose and not less than commercially reasonable means; (ii) not make any use of the Confidential Information, save as provided for under this Agreement; and (iii) restrict disclosure of Confidential Information solely to those of their Affiliates, stockholders, directors, officers, representatives, agents, employees, advisors or consultants with a need to know such information, will advise those of its employees and consultants to whom the Confidential Information is disclosed of their obligations under this Agreement with respect to the Confidential Information, and shall be responsible and liable for any breach of confidentiality by such employees or consultants; provided; however, that Seller may disclose Confidential Information (i) to the extent necessary or desirable to establish, enforce or assert any claims or defenses in connection with any legal proceeding by or against it, or (ii) to the extent otherwise required by Law or requested by any governmental or regulatory authority, provided; however that prior to any such disclosure, Seller will, to the extent practicable and not otherwise prohibited by applicable Laws, provide prompt written notice thereof to Buyer and use commercially reasonable efforts, at Buyer’s expense, to cooperate with Buyer so as to enable it to seek an appropriate protective order or other remedy.

7.8.                           POST-CLOSING RETENTION OF COPIES.  From and after the Closing Date Seller shall be permitted to retain copies of books and records of any kind relating to the Business or the Purchased Assets in accordance with its ordinary record keeping practices, subject always to its commitments under this Agreement, including Section 7.7.

7.9.          PUBLIC ANNOUNCEMENTS.

7.9.1.                The initial press release regarding the execution of this Agreement shall be a joint press release agreed upon by Buyer and Seller, and thereafter Buyer and Seller each shall use reasonable efforts under the circumstances to cooperate with each other prior to the issuance of any press releases or otherwise making public announcements concerning this Agreement (including the exhibits and schedules hereto) and the transactions contemplated herein and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

7.9.2.                Seller agrees to use commercially reasonable efforts to obtain confidential treatment with respect to the economic terms of the Revenue Payments under this Agreement to the extent that (i) Seller reasonably believes such confidential treatment will be permitted by Law or otherwise authorized or approved by any applicable Governmental Entity from whom such authorization or approval is necessary and (ii) Seller determines, after consultation with its outside legal counsel, that such confidential treatment shall not constitute a failure to comply with the fiduciary duties of its board of directors and officers to its stockholders.

7.10.        NON-COMPETITION AGREEMENT.

7.10.1.              In consideration of the consummation of the transactions contemplated by this Agreement, Seller undertakes that for two (2) years after the Closing Date, Seller will not, without the prior written consent of Buyer:

7.10.1.1.           participate, assist or otherwise be directly or indirectly involved, financially or otherwise, as a member, director, consultant, adviser, contractor, principal, agent, manager, beneficiary, partner, associate, trustee, financier or otherwise engaged in any activity that is competitive with the Business anywhere in the world (a “Restricted Business”); or

7.10.1.2.           interfere or seek to interfere, directly or indirectly, with any relationship between Buyer and any client, customer, employee or supplier of the Business.

7.10.2.              If any of the separate and independent covenants and restraints referred to in Section 7.10.1 are or become invalid or unenforceable for any reason then that invalidity or unenforceability will not affect the validity or enforceability of any other separate and independent covenants and restraints.

7.10.3.              If any prohibition or restriction contained in Section 7.10 is judged to go beyond what is reasonable in the circumstances, but would be judged reasonable if that activity was deleted or that period or area was reduced, then the prohibitions or restrictions apply with that activity deleted or period or area reduced by the minimum amount necessary.

7.10.4.              Nothing in this Section 7.10 will prevent Seller or any of its directors, officers or employees from (i) beneficially holding a passive investment up to five percent (5%) of any class of equity interests of a Restricted Business whose shares are publicly traded; (ii) owning as a passive investment of up to five percent (5%) of the equity interests in any venture capital fund in which Seller is solely a passive investor and is not a principal, partner, member, employee, advisor, consultant or other service provider; (iii) serving as an employee or consultant to, or in any other capacity with, Buyer; or (iv) owning, operating or exploiting the Excluded Assets.

7.10.5.              Seller acknowledges that:

7.10.5.1.           the prohibitions and restrictions contained in Section 7.10 are reasonable and necessary; and

7.10.5.2.           Seller has received valuable consideration for agreeing to the covenants in Section 7.10.

7.10.6.              Seller and Buyer acknowledge and agree that it will be difficult to compute the amount of damage or loss to Buyer if Seller violated any of their agreements under this Section 7.10, that Buyer will be without an adequate legal remedy if Seller violated the provisions of this Section 7.10, and that any such violation may cause substantial irreparable injury and damage to Buyer not fully compensable by monetary damages.  Therefore, Seller and Buyer agree that in the event of any violation by Seller of this Section 7.10, Buyer shall be entitled (i) to recover from Seller monetary damages, (ii) to obtain specific performance, injunctive or other equitable relief, of either a preliminary or permanent type as may be deemed necessary or appropriate by a court of competent jurisdiction, and (iii) to seek any other available rights or remedies at Law or in equity which may be exercised concurrently with the rights granted hereunder.

7.11.        EMPLOYEE MATTERS.

7.11.1.              Buyer may extend offers of employment to certain employees of Seller (such employees who accept Buyer’s offers of employment are referred to herein as the “Transferred Employees”).  Seller shall provide Buyer with reasonable access to meet with and interview its employees during normal business hours, provided that such access shall not unduly interfere with the operation of the business of Seller prior to the Closing; provided, however, that, any of Buyer’s meetings with or other access to the employees of Seller shall require either (i) the presence at such meeting, whether in person or by telephone or other remote electronic means, of a representative of Seller or (ii) the prior written consent of Seller.  Immediately prior to the Closing, each Transferred Employee shall resign effective immediately after the Closing.  Upon such resignation, Seller shall pay to such Transferred Employees all compensation, bonus and other amounts due and payable to such Transferred Employees in connection with such terminations of employment with Seller in accordance with Seller’s regular employment policies and practices.  To the extent permitted by Buyer’s (or others on its behalf’s) benefit plans, the employee benefit plans of Buyer in which the Transferred Employees, if any, are eligible to participate shall take into account, for purposes of eligibility, waiting periods, and pre-existing periods, the service of such Transferred Employees with Seller as if such service were with Buyer.  For the avoidance of doubt, Seller alone shall pay to employees of Seller who were not offered a position with Buyer, or who do not accept Buyer’s offers of employment, all compensation, bonus and other amounts due and payable to such employees in connection with their continued employment by Seller or the termination of their employment by Seller.

7.11.2.              No provision in this Agreement shall create any third party beneficiary or other right in any Person (including any beneficiary or dependent thereof) for any reason, including, without limitation, in respect of continued, resumed or new employment with Seller or Buyer (or any Affiliate of Seller or Buyer) or in respect of any benefits that may be provided, directly or indirectly, under any plan or arrangement maintained by Seller, Buyer or any Affiliate of Seller or Buyer.  Except as otherwise expressly provided in this Agreement, Buyer is under no obligation to hire any employee of Seller, provide any employee with any particular benefits, or make any payments or provide any benefits to those employees of Seller whom Buyer chooses not to employ.

7.11.3.              For a period of three (3) years after the Closing, Seller will not solicit any Transferred Employee for employment.  For purposes of this Section 7.11, the term “solicit” shall not include the following activities by Seller: (i) a general advertisement for employment including, without limitation, in any bulletin board (including electronic bulletin boards), newspaper, trade journal or other publication available for general distribution to the public without specific reference to any particular employees; (ii) participation in any hiring fair or similar event open to the public not targeted at Buyer’s employees; and (iii) use of recruiting or employee search firms that have been instructed by Seller not to target any Transferred Employee.

7.12.        INVITATIONAL SEATS.  Commencing on the Closing Date, on a going-forward basis thereafter without expiration, Seller shall be entitled to receive, and Buyer shall provide to Seller, six (6) invitational seats per year for the WPT Celebrity

Invitational, or, if such event is not held in a given year, a substantially similar event during such year.  Any Tax consequences as a result of such arrangement, if any, shall be borne solely by Seller.

7.13.        ALLOCATION OF PURCHASE PRICE.  Seller and Buyer agree that the Purchase Price shall be allocated in accordance with the allocation schedule delivered by Seller, a copy of which is attached hereto as Schedule 7.13 (the “Allocation Schedule”).  After the Closing Date, Seller and Buyer will each file all federal, state, local and foreign tax returns, as applicable, in accordance with the Allocation Schedule.  With respect to any tax returns filed by the parties hereto, (i) no party will take a position on any tax return, before any tax authority or in any judicial proceeding, that is in any way inconsistent with the Allocation Schedule without the written consent of both Seller and Buyer or unless specifically required pursuant to a determination by the applicable tax authority; (ii) the parties will make commercially reasonable efforts to cooperate with each other in connection with the preparation, execution and filing of all tax returns related to the Allocation Schedule; and (iii) the parties will promptly advise each other regarding the existence of any tax audit, controversy or litigation relating to such allocation.

7.14.        TRANSFER OF INTELLECTUAL PROPERTY.  All out-of-pocket filing fees incurred and actually paid by Buyer to a Governmental Entity in order to effect a change in the name of the registered owner of all Purchased Assets that are registered Intellectual Property, including all registered copyrights, trademarks and domain names, to Buyer at or following the Closing, shall be borne by Buyer.  Buyer shall further be responsible for all of its administrative or other costs in connection therewith.

7.15.        ACQUISITION OF BUYER.

7.15.1.              Definitions.  For purposes of this Agreement (A) “Buyer Acquisition Transaction” shall mean a transaction or series of transactions relating to, or involving the acquisition, license (other than a license for value in the ordinary course of business consistent with past practice), pledge or other disposal, of any type or nature whatsoever, of any portion of the Business or any of the Purchased Assets, or a twenty-five percent (25%) or higher interest in Buyer’s capital stock (whether or not outstanding), whether by merger, reorganization, purchase of assets, tender offer, license or otherwise (other than issuances of Buyer capital stock pursuant to the exercise of currently outstanding Buyer options or warrants), or any consolidation, business combination, merger or similar transaction involving Buyer, or any recapitalization, restructuring, liquidation or dissolution of Buyer; and (B) “IPO” shall mean any offering by Buyer of its equity interest to the public pursuant to an effective registration statement under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

7.15.2.              [Reserved]

7.15.3.              Consent.  The Buyer shall not, at any time prior to the twelve (12) month anniversary of the Closing Date, enter into, consummate or agree to enter into any Buyer Acquisition Transaction without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.

7.15.4.              Buyer Acquisition Transaction.  Subject to Section 7.15.3 above, as applicable, in the event that at any time following the Closing, Buyer plans to enter into any Buyer Acquisition Transaction:

7.15.4.1.           Buyer shall deliver a written notice (the “Acquisition Notice”) to Seller of its intent to enter into a Buyer Acquisition Transaction.  The Acquisition Notice shall set forth in reasonable detail all material terms and conditions of such Buyer Acquisition Transaction, and the identity of the prospective purchaser, transferee, pledgee, licensee or other applicable acquiring party in such Buyer Acquisition Transaction (“NewCo”); for the avoidance of doubt, providing to the Seller a copy of an executed “term sheet”, in customary form, for such proposed Buyer Acquisition Transaction shall be sufficient for purposes of this Section as a summary of the material terms and conditions of such proposed Buyer Acquisition Transaction.  The Acquisition Notice shall also set forth Buyer’s calculation of the Revenue Payment Buyout Amount, provided that Buyer shall not be obligated to include its calculation of the Revenue Buyout Amount if Buyer is not exercising its Revenue Payment Buyout right pursuant to Section 7.15.5.  The calculation of such Revenue Payment Buyout Amount shall be subject to review and agreement by Seller.

7.15.4.2.           Seller may, no later than fifteen (15) calendar days following Seller’s receipt of the Acquisition Notice from Buyer, send a written notice (the “Seller Exercise Notice”) to Buyer indicating that it wishes to acquire all, but not less than all, of the businesses, properties, assets, technologies or capital stock or other rights or benefits proposed to be sold, pledged, licensed or otherwise acquired in the Buyer Acquisition Transaction at a purchase price equal to the purchase price stated in the Buyer Acquisition Notice, and on the other terms and conditions set forth therein.  If Seller does not deliver the Seller Exercise Notice within the specified fifteen (15) day period, Seller shall be deemed to have forfeited its right of first refusal hereunder.

7.15.4.3.           If Seller delivers the Seller Exercise Notice pursuant to Section 7.15.4.2, then the parties shall prepare definitive documents for such transaction and the closing of such transaction shall take place, and all applicable payments from Seller shall be delivered to Buyer, within sixty (60) calendar days after delivery of such Seller Exercise Notice.  In the event that the parties, acting reasonably and in good faith, cannot agree on the form and substance of the definitive documents and consummate the transaction within such 60-day period, then Seller shall be deemed not to have delivered the Seller Exercise Notice and Section 7.15.4.4 shall apply (except that the words “ninety (90) calendar day” therein shall be replaced by “one hundred and twenty (120) day”).

7.15.4.4.           If Seller does not deliver the Seller Exercise Notice pursuant to Section 7.15.4.2, Buyer shall be free to carry out the Buyer Acquisition Transaction with the Newco identified in the Acquisition Notice on the terms stated in its Acquisition Notice or on terms that are more favorable to the Buyer than such terms.  (a) Prior to delivering an Acquisition Notice pursuant to Section 7.15.4.1, the Buyer shall use in good faith material and substantial efforts to obtain Newco’s consent that the obligation to make Revenue Payments under this Agreement shall be transferred to Newco in a manner that is otherwise identical to the Revenue Payments under this Agreement and does not circumvent or evade the obligations under this Agreement with respect to the Revenue Payments (herein, the “Assignment”), whereupon the Seller shall not be entitled to the Revenue Payment Buyout (it being understood that nothing in this clause (a) shall require Buyer to take any action that would jeopardize the underlying Buyer Acquisition Transaction or to enter into a sale transaction the terms of which are not in the best interests of Buyer); and, only if an Assignment was not agreed upon, (b) Buyer shall exercise a Revenue Payment Buyout pursuant to Section 7.15.5 below and pay to Seller the Revenue Payment Buyout Amount in accordance with Section 7.15.5, provided that such Transaction shall be consummated within ninety (90) calendar days after receipt of the Acquisition Notice by Seller at a price and on terms no more favorable to NewCo than those specified in the Acquisition Notice.  No Buyer Acquisition Transaction shall be consummated after the expiration of such ninety (90) calendar day period.  In addition, except when Newco agrees that the obligation to make Revenue Payments under this Agreement shall be transferred to Newco in a manner that is otherwise identical to the Revenue Payments hereunder, no Buyer Acquisition Transaction may be consummated with Persons who are Affiliates or related parties of the Buyer without prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.

7.15.5.              Revenue Payment Buyout.  When applicable, Buyer shall acquire Seller’s ongoing right to receive Revenue Payments under this Agreement (a “Revenue Payment Buyout”) for a purchase price equal to the Revenue Payment Buyout Amount in the circumstances set forth above.  The Revenue Payment Buyout Amount shall be payable to Seller in cash on or prior to the consummation of the Buyer Acquisition Transaction by wire transfer of immediately available funds to the account designated by Seller.  The “Revenue Payment Buyout Amount” shall be an amount calculated as follows:

Revenue Payment Buyout Amount = M x E, where:

M = the EBITDA multiple that Buyer receives in the Buyer Acquisition Transaction (based on the EBITDA of Buyer (and the EBITDA of any of Buyer’s Affiliates from the Purchased Assets), assuming E was not paid and is not due to Seller, during the one (1) year period immediately prior to the consummation of the Buyer Acquisition Transaction).

E = the aggregate earnings Seller has received from Revenue Payments during the one (1) year period immediately prior to the consummation of the Buyer Acquisition Transaction.

For the avoidance of doubt, in the event that not all Purchased Assets — or not all of Buyer’s capital stock — are being sold or transferred in the Buyer Acquisition Transaction, the formula above shall be applied only to the EBITDA multiple (M) and the Revenue Payments (E) that are directly attributable to the Purchased Assets — or portion of the capital stock — being sold or transferred in such Buyer Acquisition Transaction.

Upon Seller’s receipt of the Revenue Payment Buyout Amount in accordance herewith, its right to receive the Revenue Payments under this Agreement shall terminate with respect to the Purchased Assets — or portion of the capital stock — being sold or transferred in such Buyer Acquisition Transaction only.  For clarity, Seller’s right to receive the Revenue Payments under this Agreement with respect to the Purchased Assets — or portion of the capital stock — not being sold or transferred in such Buyer Acquisition Transaction shall continue.

7.15.6.              Initial Public Offering.  At least 10 calendar days prior to the anticipated consummation of an IPO, Buyer shall deliver a written notice (the “IPO Notice”) to Seller of its intent to carry out an IPO.  The IPO Notice shall set forth the material terms of the IPO (including, without limitation, the proposed offering price, to the extent known at such time) and the calculation of the Revenue Payment Buyout Amount.  In such event, Buyer shall elect, in the IPO Notice, in its sole discretion, to either:

7.15.6.1.           continue to pay the Revenue Payments as provided in this Agreement; or

7.15.6.2.           issue to the Seller capital stock or other equity (including, without limitation, any options, warrants, securities or other rights exercisable or exchangeable for or convertible into capital stock or other equity), as is being offered pursuant to the IPO, in an amount that is valued (based upon the IPO offering price) equal to or greater than the Revenue Payment Buyout Amount, calculated in accordance with Section 7.15.5 above, which capital stock or other equity shall be issued to Seller contemporaneously with the IPO; or

7.15.6.3.           pay a cash payment to the Seller prior to the consummation of the IPO in an amount equal to the Revenue Payment Buyout Amount, calculated in accordance with Section 7.15.5 above, by wire transfer of immediately available.

The election by Buyer of one of the alternatives above shall be conditioned upon the actual consummation of the IPO within 21 days after delivery of the IPO Notice. If such IPO is not consummated within such time, Buyer shall again deliver an IPO Notice to the Seller at least 10 Days prior to the new anticipated date for consummation of the IPO with its new election of one of the alternatives above, in its sole discretion.

7.15.7.              Inspection.  Upon delivery of an Acquisition Notice or an IPO Notice, Seller shall have the right, at Seller’s own expense, during normal business hours, upon at least five (5) Business Days written notice to examine and audit, and Buyer shall make available for inspection by Seller, all books and records necessary to substantiate the calculation of the Revenue Payment Buyout Amount set forth on such Acquisition Notice or IPO Notice.

7.15.8.              Post-Closing Cooperation.  Seller agrees that, if reasonably requested by Buyer, it will use commercially reasonable efforts to cooperate with Buyer, at Buyer’s sole cost and expense, in enforcing the terms of any agreements between Seller and any third party involving the Business, including, without limitation, terms relating to confidentiality and the protection of intellectual property rights.

For the avoidance of doubt, the aforesaid is subject to all the terms and conditions of this Agreement, and does not derogate from or limit

Buyer’s remedies for any breach of this Agreement, or a misrepresentation or breach of warranty by Seller hereunder.

7.16.        MINIMUM MARKETING SPEND; EXPLOITATION OF PURCHASED ASSETS.  The Buyer guarantees a marketing spend by Buyer of no less than Six Hundred and Sixty-Six Thousand and Six Hundred and Sixty-Six US dollars (US$666,666) per year during the first 3 years following the date on which the first Website (as defined below) is launched (but in any event not later than a date that is six months after the Closing Date) to market and commercialize the Business and the Purchased Assets.  Thereafter Buyer shall use commercially reasonable efforts, given the circumstances from time to time, including with respect to Buyer’s business and the markets in general, to exploit and commercialize the Purchased Assets and to generate Gross Gaming Revenue, Sponsorship Revenue and Other Revenue.  In furtherance of the foregoing, it is the intent of the Buyer to create an online gaming site or sites using the “World Poker Tour” and “Professional Poker Tour” brands to drive traffic to such site or sites (“Websites”).

7.17.        BULK SALES LAWS.  The parties hereto hereby waive compliance by the Seller with the requirements and provisions of any “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the sale and transfer of any or all of the Purchased Assets to Buyer; provided, that Seller shall indemnify and hold harmless Buyer for any Damages resulting from any non-compliance with any such Laws.

7.18.        DISTRIBUTION RIGHTS.  At Closing, Seller and Buyer shall enter into a distribution agreement, in the form of Exhibit D attached hereto (the “Distribution Agreement”).

7.19.        CONSENTS OF THIRD PARTIES.  Notwithstanding anything in this Agreement or in any Transaction Document to the contrary, if a Consent that is required for the assignment of a Contract to the Buyer, as set forth on Section 4.6 of the Seller’s Disclosure Schedule, is not provided prior to Closing (such Contract, a “Refused Contract”), then:

7.19.1.              at the written request of Buyer, Seller shall cooperate with Buyer in any reasonable arrangement designed to provide for Buyer all of the benefits of, and to have Buyer assume the obligations and burdens to the extent set forth in Section 2.3 with respect to, such Refused Contract (each such Refused Contract, a “Selected Refused Contract”).  In such event, until such consent has been obtained, (i) Buyer shall use commercially reasonable efforts to perform in Seller’s name (as applicable) all of such obligations; provided, however, that Buyer shall not be required to take any action in performing such obligations which, in Buyer’s reasonable judgment, would subject Buyer to any liability or an unreasonable risk of incurring any such liability in excess of Seller’s obligations thereunder, and (ii) Seller shall take all actions reasonably requested by Buyer to enforce for the benefit of Buyer any and all rights of Seller with respect to any such Selected Refused Contract at the sole cost and expense of Buyer;

7.19.2.              Seller authorizes Buyer to perform all of its respective obligations after the Closing with respect to all Refused Contracts that are not assigned to Buyer at the Closing.  Seller agrees to remit promptly to Buyer all collections or payments received by Seller in respect of all Selected Refused Contracts, net of all Costs and Expenses (as defined below) that have not been reimbursed by Buyer, and shall hold all such collections or payments in trust for the benefit of, and promptly pay the same over to, Buyer; provided, however, that nothing herein shall create or provide any rights or benefits in or to third parties.  “Costs and Expenses” means (i) compensation for any resources of Seller at reasonable rates and (ii) any directly related, actual reasonable out of pocket third party costs and expenses incurred by Seller; and

7.19.3.              Nothing in this Section 7.19 shall be deemed to modify in any respect any of the Seller’s representations or warranties set forth herein, as if such Refused Contract was indeed within the Purchased Assets, be deemed a waiver by Buyer of its right to have received on or before the Closing Date an effective assignment of all of the Purchased Assets or be deemed to constitute an agreement to exclude from the Purchased Assets any assets described under Section 2.1.

7.20.        FOREIGN PROGRAM LICENSING AGREEMENTS; FOREIGN BROADCASTER AGREEMENTS.  Notwithstanding anything in this Agreement or in any Transaction Document to the contrary, from and after the Closing Date Buyer shall be entitled to any license fees received by Seller, net of any Costs and Expenses, under the Excluded Agreements listed in Schedule 2.2.10 attached hereto under the headings “Foreign Program Licensing Agreements” (numbers 60 to 179) and “Foreign Broadcaster Agreements” (number 180) that accrue from and after the Closing Date, and Seller undertakes to remit any such net license fees to Buyer within 30 days after receiving the same; provided, however, that the foregoing shall not apply and Buyer shall not be entitled to any amounts received by Buyer under the Excluded Agreements listed in Schedule 2.2.10 as items 182 (PartyGaming agreement) and 183, 184 and 185 (Poker Stars agreement) other than as expressly provided in the Distribution Agreement.

8.      CLOSING; TRANSFER OF PURCHASED ASSETS.

8.1.          CLOSING.  Subject to the terms and conditions of this Agreement, the Closing shall take place not later than three (3) Business Days after the date on which all conditions precedent in Sections 8.4 and 8.5 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) have been satisfied or waived, as the parties may agree, or such other date as Buyer and Seller may mutually determine.  The date the Closing occurs is referred to as the “Closing Date”.

8.2.          ACTIONS AT THE CLOSING - SELLER DELIVERIES.  Subject to the fulfillment or waiver of the conditions set forth in Section 8.5, at the Closing,

Seller shall execute and/or deliver to Buyer all of the following:

8.2.1.                a Bill of Sale substantially in the form attached as Exhibit E (the “Bill of Sale”);

8.2.2.                an Assignment and Assumption Agreement substantially in the form attached as Exhibit F (the “Assumption Agreement”);

8.2.3.                the Escrow Agreement, duly executed by Seller and the Escrow Agent;

8.2.4.                the License Agreement;

8.2.5.                a legal opinion of legal counsel to Seller, dated the Closing Date, in the form attached as Exhibit G hereto;

8.2.6.                the Seller Compliance Certificate (as such term is defined below); and

8.2.7.                a non-compete agreement in the form of Exhibit H attached hereto, duly executed by Messrs. Lipscomb and Berman.

8.3.          ACTIONS AT THE CLOSING - BUYER DELIVERIES.  Subject to the fulfillment or waiver of the conditions set forth in Section 8.4, at the Closing, Buyer shall deliver the Closing Payment to Seller and the Buyer  shall execute and/or deliver to Seller all of the following:

8.3.1.                the Bill of Sale;

8.3.2.                the Assumption Agreement;

8.3.3.                the Escrow Agreement, duly executed by Buyer;

8.3.4.                the License Agreement; and

8.3.5.                the Buyer Compliance Certificate (as such term is defined below).

8.4.          CONDITIONS TO BUYER’S OBLIGATIONS.  The obligations of the Buyer under this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions, all or any of which may be waived by the Buyer in writing:

8.4.1.                REPRESENTATIONS AND WARRANTIES TRUE; PERFORMANCE; CERTIFICATE.  The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects (and if their language already contains a materiality or an amount qualifier - shall be true and correct) as of the Closing Date with the same force and effect as though such representations and warranties had been made or given again at and as of the Closing Date; Seller shall have performed and complied in all material respects with all covenants and obligations required by this Agreement to be performed or complied with by Seller prior to or on the Closing Date; and Buyer shall have received a certificate, dated as of the Closing Date, signed and verified by an officer of Seller on behalf of Seller (the “Seller Compliance Certificate”) certifying to the matters set forth in this Section 8.4.1 above.

8.4.2.                REQUISITE STOCKHOLDER VOTE.  Seller shall have obtained the Requisite Stockholder Vote.

8.4.3.                NO PROCEEDINGS OR LITIGATION.

8.4.3.1.             No preliminary or permanent injunction or other order shall have been issued by any Governmental Entity, nor shall any statute, rule, regulation or executive order be promulgated,  enacted, adopted, issued or have otherwise become effective or threatened by any Governmental Entity which prevents or materially delays the consummation of the transactions contemplated by this Agreement.

8.4.3.2.             No suit, action, claim, proceeding or formal investigation shall have been commenced by any Governmental Entity and be pending against any of the parties hereto, or any of their respective Affiliates, seeking to prevent the transactions contemplated by this Agreement, including, without limitation, the sale of the Purchased Assets or asserting that the sale of the Purchased Assets would be illegal or create liability for damages.

8.4.4.                DOCUMENTS.  This Agreement and the other Transaction Documents required to be executed and delivered by Seller hereunder at or prior to the Closing shall be in full force and effect.

8.4.5.                GOVERNMENTAL FILINGS.  The parties shall have made any required filing with Governmental Entities in connection with this Agreement and the other Transaction Documents, and any approvals related thereto shall have been obtained or any applicable waiting periods shall have expired or terminated early, in each case, as required in connection with the consummation of the transactions contemplated by this Agreement, and such approvals shall not, individually or in the aggregate, impose any Burdensome Term or Condition.

8.4.6.                NO MATERIAL ADVERSE CHANGE.  Since the date hereof, there shall have been no Material Adverse Effect.

8.5.          CONDITIONS TO SELLER’S OBLIGATIONS.  The obligations of Seller under this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions, all or any of which may be waived by Seller in writing:

8.5.1.                REPRESENTATIONS AND WARRANTIES TRUE; PERFORMANCE.  The representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects as of the Closing Date with the same force and effect as though such representations and warranties had been made or given again at and as of the Closing Date; Buyer shall have performed and complied in all material respects with all covenants and obligations required by this Agreement to be performed or complied with by Buyer prior to or on the Closing Date; Seller shall have received certificates, dated as of the Closing Date, signed and verified by an officer of Buyer on behalf of Buyer (the “Buyer Compliance Certificate”)certifying to the matters set forth in this Section 8.5.1.

8.5.2.                REQUISITE STOCKHOLDER VOTE.  Seller shall have obtained the Requisite Stockholder Vote.

8.5.3.                NO PROCEEDING OR LITIGATION.

8.5.3.1.             No preliminary or permanent injunction or other order shall have been issued by any Governmental Entity, nor shall any statute, rule, regulation or executive order be promulgated, enacted adopted, issued or have otherwise become effective or threatened by any Governmental Entity which prevents or materially delays the consummation of the transactions contemplated by this Agreement.

8.5.3.2.             No suit, action, claim, proceeding or investigation before any Governmental Entity shall have been commenced and be pending against any of the parties hereto, or any of their respective Affiliates, seeking to prevent the transactions contemplated by this Agreement, including, without limitation, the sale of the Purchased Assets or asserting that the sale of the Purchased Assets would be illegal or create liability for damages.

8.5.4.                DOCUMENTS.  This Agreement and the other Transaction Documents required to be executed and delivered by Buyer hereunder at or prior to the Closing, shall be in full force and effect.

8.5.5.                GOVERNMENTAL FILINGS.  The Governmental Authorizations shall have been obtained, or any applicable waiting periods shall have expired or terminated early, in each case, as necessary for the consummation of the transactions contemplated by this Agreement.

9.      INDEMNIFICATION.

9.1.          SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

9.1.1.                Except as set forth in Section 9.1.2, the representations and warranties of the parties contained in this Agreement shall survive the consummation of the transactions contemplated hereby until the eighteen (18) month anniversary of the Closing Date.

9.1.2.                Notwithstanding anything to the contrary, (i) the representations and warranties contained in Section 4.13 (Taxes) shall survive for the period of the applicable statute of limitations (including any extensions thereof), and (ii) the representations and warranties contained in

Section 4.1 (Organization, Standing and Power), Section 4.2 (Authority), Section 4.3 (Execution and Binding Effect), Section 4.4 (Consents and Approvals of Governmental Entities), Section 4.5 (No Violation), Section 4.6 (Consents), Section 4.7.2 (Title), Section 5.1 (Organizational Standing; Power), Section 5.2 (Authority), Section 5.3 (Execution and Binding Effect) Section 5.4 (Consents and Approvals of Governmental Entities), Section 5.5 (No Violation) and Section 5.6 (Consents), shall survive the Closing Date without time limitation (the representations and warranties referenced in clause (ii) above are referred to herein as the “Fundamental Representations”).

9.1.3.                All covenants contained in this Agreement and all claims related to fraud shall survive the Closing Date without time limitation; provided, however, that covenants that have a specific time period specified herein shall survive for such specified period.

9.1.4.                The survival periods specified above, as applicable, are referred to herein as the “Survival Period.”

9.1.5.                Notwithstanding the fact that claims may be asserted after the release of the Escrow Cash and prior to the expiration of the applicable Survival Period, any balance of the Escrow Cash, plus any interest or income earned thereon, shall be disbursed in accordance with Section 9.4 and the Escrow Agreement.

9.2.          SELLER INDEMNIFICATION.  Subject to the limitations set forth in this Section 9, from and after the Closing Date, Seller shall protect, defend, indemnify and hold harmless Buyer and Buyer’s Affiliates, and their respective officers, directors, employees, representatives and agents (each of the foregoing Persons is hereinafter referred to individually as an “Buyer Indemnified Person” and collectively as “Buyer Indemnified Persons”) from and against any and all losses, costs, damages, dues, penalties, fines, interest, Liabilities, Taxes, Liens,, fees (including, without limitation, reasonable out-of-pocket attorneys’ fees and expenses, costs of investigation, court costs and costs of defense) and expenses (but expressly excluding special, incidental, indirect or consequential damages or lost profits or revenue) (collectively, “Damages”), that any of Buyer Indemnified Persons incurs (i) by reason of or in connection with any failure of any of the representations and warranties of Seller contained in this Agreement, the Bill of Sale, the Assumption Agreement or the Seller Compliance Certificate, to be true and correct in all respects as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality”, “Material Adverse Effect” or similar qualification), (ii) resulting from any failure to fulfill or observe any covenant or agreement made herein by Seller, (iii) that is attributable, in whole or in part, and to the extent that it is attributable, to the operation of the Business or the ownership of the Purchased Assets on or before the Closing Date, or (iv) by reason of any Excluded Assets, (v) by reason of any assertion against Buyer Indemnified Person of any claim or liability constituting an Excluded Liability, (vi) failure by Seller to comply with any bulk sales Law, or (vii) as a result of or in connection with the discharge of any Permitted Liens.  Notwithstanding the foregoing, subject to the provisions of Section 7.3, Seller shall have no indemnification, defense or hold harmless obligation to any Buyer Indemnified Person for Taxes that arise from and are created by the transactions contemplated by this Agreement.  Damages in each case shall be net of the amount of any insurance proceeds and indemnity and contribution actually recovered by Buyer.

9.3.          BUYER INDEMNIFICATION.  Subject to the limitations set forth in this Section 9, from and after the Closing Date, Buyer shall protect, defend, indemnify and hold harmless Seller and Seller’s Affiliates, and their respective officers, directors, employees, representatives and agents (each of the foregoing Persons is hereinafter referred to individually as a “Seller Indemnified Person” and collectively as “Seller Indemnified Persons”) from and against any and all Damages that any of the Seller Indemnified Persons incurs (i) by reason of or in connection with any failure of any of the representations and warranties of Buyer contained in this Agreement, in the Bill of Sale, the Assumption Agreement or the Compliance Certificate, to be true and correct in all respects as of the date of this Agreement and as of the Closing Date (without giving effect to any “materiality”, “Material Adverse Effect” or similar qualification), (ii) resulting from any failure to fulfill or observe any covenant or agreement made herein by Buyer, (iii) that is attributable, in whole or in part, and to the extent that it is attributable, to the operation of the Business or the ownership of the Purchased Assets after the Closing Date, (iv) any assertion against Seller Indemnified Person of any claim or liability constituting an Assumed Liability..  Notwithstanding the foregoing, subject to the provisions of Section 7.3, the Buyer shall have no indemnification, defense or hold harmless obligation to any Seller Indemnified Person for Taxes that arise from and are created by the transactions contemplated by this Agreement.  Damages in each case shall be net of the amount of any insurance proceeds and indemnity and contribution actually recovered by Seller.

9.4.          ESCROW.  All funds deposited with the Escrow Agent hereunder shall be retained by it until the eighteen (18) month anniversary of the Closing Date, and at the end of such period, with such additional time as may reasonably be necessary to determine the appropriate distribution amounts as provided in the Escrow Agreement, any portion of the Escrow Cash not previously disbursed shall be released to Seller; provided, however, that such portion of the Escrow Cash, in the amount of and to the extent of any timely asserted and pending but unresolved claims for indemnification made by Buyer in good faith pursuant to Section 9.2, shall be held by the Escrow Agent pending resolution of such claims; and, provided further, that if, and to the extent that, any portion of the Escrow Cash so withheld exceeds Seller’s indemnification obligation as finally determined pursuant to this Section 9, (1) Buyer shall have no rights with respect to such excess amount, (2) Buyer agrees that Seller shall be entitled to the investment earnings on such excess amounts from the date such amounts would have otherwise been payable to Seller pursuant to this Section 9 until the date of payment to Seller, and (3) the “investment earnings” on such excess amounts shall be as provided in the Escrow Agreement.

9.5.          INDEMNIFICATION PROCEDURE.  The procedures for indemnification shall be as follows:

9.5.1.                The party claiming the indemnification (the “Indemnified Party”) shall promptly give written notice to the party from whom the indemnification is claimed (the “Indemnifying Party”) of any claim whether between the parties or brought by a third party against the Indemnified Party, specifying in reasonable detail (i) the factual basis for such claim, and (ii) the amount of the claim.  If a claim relates to an action, suit, or proceeding filed by a third party against the Indemnified Party, such notice shall be given by the Indemnified Party to the Indemnifying Party promptly but in any event within fifteen (15) calendar days after written notice of such action, suit, or proceeding shall have been given to the Indemnified Party.  Failure to give prompt written notice shall not affect the indemnification obligations hereunder in the absence of actual and material prejudice to the Indemnifying Party.

9.5.2.                Following receipt of written notice from the Indemnified Party of a claim, the Indemnifying Party shall have thirty (30) calendar days in which to make such investigation of the claim as the Indemnifying Party shall deem necessary or desirable.  For the purposes of such investigation, the Indemnified Party agrees to make available to the Indemnifying Party and/or its authorized representative(s) the information relied upon by the Indemnified Party to substantiate the claim.  If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of said thirty (30) day period (or any agreed upon extension thereof) to the validity and amount of such claim, or if the Indemnifying Party does not respond to such notice, the Indemnifying Party shall immediately pay to the Indemnified Party the full amount of the claim; provided, that the amount held in escrow to secure Seller’s indemnification obligations to Buyer shall be paid in satisfaction of any claim determined to be payable by Seller until that amount is exhausted (if it is).

9.5.3.                With respect to any claim by a third party as to which the Indemnifying Party has agreed that the Indemnified Party is entitled to indemnification hereunder, the Indemnifying Party shall have the right at its own expense to participate in or, if it so elects, within twenty (20) calendar days of receipt of notice of such claim, to assume control of the defense of such claim, and the Indemnified Party shall cooperate fully with the Indemnifying Party, provided, however, that the Indemnifying Party shall only be entitled to assume the defense of such claim if the Indemnifying Party first acknowledges its indemnity obligation in writing and assumes and holds the Indemnified Party harmless from and against the full amount of any Loss resulting therefrom.  If the Indemnifying Party elects to assume control of the defense of any third-party claim, then, notwithstanding anything to the contrary herein, the Indemnifying Party alone shall be responsible for the entire amount claimed in such third-party claim, regardless of any limitation hereunder on the liability of the Indemnifying Party, and the Indemnified Party shall have the right to participate in the defense of such claim at its own expense.  The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (such consent not to be unreasonably delayed, withheld or conditioned), settle, compromise or offer to settle or compromise any such claim or demand on a basis which would result in the imposition of a consent order, injunction or decree which would restrict the future activity or conduct of the Indemnified Party or any subsidiary or Affiliate thereof, or if such settlement or compromise does not include an unconditional release of the Indemnified Party for any liability arising out of such claim or demand or any related claim or demand which release shall be in form and substance satisfactory to the Indemnified Party).  Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any third-party claim assumed by the Indemnifying Party, provided that in such event it shall waive any right to indemnity therefor by the Indemnifying Party for such claim unless the Indemnifying Party shall have consented to such payment or settlement.  If the Indemnifying Party does not notify the Indemnified Party within twenty (20) calendar days after the receipt of the Indemnified Party’s notice of a claim of indemnity hereunder that it elects to undertake the defense thereof or it is not otherwise permitted to assume the defense thereof pursuant to Section 9.5.4, the Indemnified Party shall have the right to contest, settle or compromise and pay such claim but shall not thereby waive any right to indemnity therefor pursuant to this Agreement.

9.5.4.                The Indemnifying Party shall not be entitled to assume control of the defense of any third-party claim and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (i) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, or (ii) the third-party claim seeks an injunction or equitable relief against the Indemnified Party.

9.5.5.                If a claim, whether between the parties or by a third party, requires immediate action, the parties will make all reasonable efforts to reach a decision with respect thereto as expeditiously as possible.

9.5.6.                If the Indemnifying Party does not elect to assume control or otherwise participate in the defense of any third-party claim, the Indemnifying Party shall be bound by the results obtained in good faith by the Indemnified Party with respect to such claim.

9.5.7.                The indemnification rights provided in Sections 9.2 and 9.3 hereof shall extend to the directors, officers and Affiliates of the Indemnified Party, although for the purpose of the procedures set forth in this

Section 9, any indemnification claims by such parties shall be made by and through the Indemnified Party.

9.6.          LIMITATIONS ON SELLER INDEMNIFICATION.

9.6.1.                Except as specifically otherwise provided, including, without limitation, claims against Seller relating to (i) failure of any of the representations and warranties of Seller contained in Section 4.13 (Tax) or any of the Fundamental Representations to be true and correct in all respects, (ii) any Damages that are attributable, in whole or in part, and to the extent that they are attributable, to the operation of the Business or the ownership of the Purchased Assets on or before the Closing Date, (iii) the Excluded Assets, (iv) the Excluded Liabilities, or (v) as a result of or in connection with the discharge of any Permitted Liens, Seller shall have no indemnification payment obligations unless and until the aggregate amount of Damages exceeds One Hundred Seventy-Five Thousand Dollars (US$175,000) (the “Basket Amount”); provided, that once the aggregate amount of such Damages exceeds the Basket Amount, Seller shall be liable for all such Damages back to Dollar one ($1).

9.6.2.                No Buyer Indemnified Party shall have the right to seek indemnification with respect to any failure of any of the representations and warranties of Seller to be true and correct in all respects unless such claim is asserted during the applicable Survival Period for such representation or warranty.

9.6.3.                Other than Seller’s liability for (i) failure of any of the representations and warranties of Seller contained in Section 4.13 (Tax) or any of the Fundamental Representations to be true and correct in all respects, (ii) any breach of any covenant of Seller contained in this Agreement, (iii) any Damages that are attributable, in whole or in part, and to the extent that they are attributable, to the operation of the Business or the ownership of the Purchased Assets on or before the Closing Date, (iv) the Excluded Assets, or (iv) the Excluded Liabilities, the aggregate liability of Seller hereunder shall in no event exceed the aggregate earnings Seller has received from Revenue Payments hereunder (the “Cap”).  Buyer shall be required to first look to the Escrow Cash (to the extent not already disbursed) to satisfy any claims hereunder, and accordingly Buyer shall have no right to seek a recovery hereunder from Seller until the Escrow Cash then due has been fully disbursed or to the extent there are asserted claims in excess of the then Escrow Cash.

9.7.          LIMITATIONS ON BUYER INDEMNIFICATION.

9.7.1.                Except as specifically otherwise provided, including, without limitation, claims against Buyer relating to (i) failure of any of Buyer’s Fundamental Representations to be true and correct in all respects, (ii) any breach of any covenant of Buyer contained in this Agreement,

(iii) any Damages that are attributable, in whole or in part, and to the extent that they are attributable, to the operation of the Business or the ownership of the Purchased Assets after the Closing Date, or (iv) the Assumed Liabilities, Buyer shall have no indemnification payment obligations unless and until the aggregate amount of Damages exceeds the Basket Amount; provided, that once the aggregate amount of such Damages exceeds the Basket Amount, Buyer shall be liable for all such Damages back to Dollar one ($1).

9.7.2.                No Seller Indemnified Party shall have the right to seek indemnification with respect to any failure of any of the representations and warranties of Seller to be true and correct in all respects unless such claim is asserted during the applicable Survival Period for such representation or warranty.

9.7.3.                Other than Buyer’s liability for (i) failure of any of Buyer’s Fundamental Representations to be true and correct in all respects, (ii) any breach of any covenant of Buyer contained in this Agreement, (iii) any Damages that are attributable, in whole or in part, and to the extent that they are attributable, to the operation of the Business or the ownership of the Purchased Assets after the Closing Date, or (iv) the Assumed Liabilities, the aggregate liability of Buyer hereunder shall in no event exceed the Cap.

9.8.          SUBROGATION.  Upon making an indemnity payment pursuant to this Agreement, the Indemnifying Party will, to the extent of such payment, be subrogated to all rights of the Indemnified Party against any third party in respect of the damages to which the payment related.  Without limiting the generality of any other provision hereof, each such Indemnified Party and Indemnifying Party will duly execute upon request all instruments necessary to evidence and perfect the above described subrogation rights.

9.9.          EXCLUSIVE REMEDIES.  Except in the case of fraud or willful misconduct or injunctive relief as contemplated by Section 11.9, following the Closing, the remedies provided for in this Section 9 shall be the sole and exclusive remedies of the parties and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assigns with respect to, relating to or arising out of this Agreement (i) breach of the representations, warranties, covenants and agreements contained in this Agreement, (ii) any events, circumstances or conditions which are the subject of the representations, warranties, covenants or agreements contained in this Agreement, (iii) any other matters related to the transactions contemplated by this Agreement and (iv) any other events, circumstances or conditions relating to the ownership or operation of the Business or the Purchased Assets prior to the Closing Date, and whether any claims or causes of action asserted with respect to such matters are brought in contract, tort or any other legal theory whatsoever, and such parties hereby waive, and release one another from, all other remedies, whether common law or statutory or at equity.  For the avoidance of doubt, the foregoing does not limit the Indemnified

Parties from pursuing their remedies under the other agreements entered into in connection with this Agreement.

9.10.        NO DOUBLE RECOVERY; USE OF INSURANCE.  Notwithstanding anything herein to the contrary, no party shall be entitled to indemnification or reimbursement under any provision of this Agreement for any amount to the extent such party or its Affiliate has been indemnified or reimbursed for such amount under any other provision of this Agreement or the Schedules attached hereto, or any document executed in connection with this Agreement or otherwise.  Furthermore, in the event any losses, liabilities or damages related to a claim by a Buyer Indemnified Person are covered by insurance, Buyer agrees to use commercially reasonable efforts to seek recovery under such insurance and Buyer shall not be entitled to recover from Seller (and shall refund amounts received up to the amount of indemnification actually received) with respect to such damages to the extent Buyer recovers any applicable insurance payment.

9.11.        TREATMENT OF INDEMNITY PAYMENTS BETWEEN THE PARTIES.  Unless otherwise required by applicable Law, all indemnification payments shall constitute adjustments to the Purchase Price for all Tax purposes, and no party shall take any position inconsistent with such characterization on any tax return, in any Tax audit or judicial or administrative proceeding or otherwise.

9.12.        MITIGATION.  Each party agrees to use reasonable efforts to mitigate any Damages which form the basis of a claim hereunder.

10.    TERMINATION.

10.1.        TERMINATION OF AGREEMENT.  This Agreement may be terminated at any time (notwithstanding approval thereof by the Requisite Stockholder Vote) prior to the Closing:

10.1.1.              By mutual written consent of Buyer and Seller; or

10.1.2.              By Buyer or Seller if the Closing does not occur by the date that is six months after the date of this Agreement (the “Outside Date”), whether such date is before or after the date of approval by the Requisite Stockholder Vote; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1.2 shall not be available to any party whose failure to take any action required to fulfill any obligation under this Agreement shall have been the cause or, or shall have resulted in, the failure of the Closing to occur by such date;

10.1.3.              By Buyer or Seller if the Stockholders Meeting (including any adjournments or postponements thereof) shall have been convened and a vote to approve this Agreement shall have been taken thereat and the adoption of this Agreement by the Requisite Stockholder Vote shall not have been obtained (and shall not have been obtained at any adjournments or postponements thereof);

10.1.4.              Seller, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Buyer which breach, either individually or in the aggregate, would reasonably be expected to result in the failure of the conditions set forth in Section 8.5 to be satisfied and which is not cured within the earlier of (i) the Outside Date and (ii) thirty (30) days following written notice to Buyer from Seller, or which by its nature or timing cannot be cured within such time period; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 10.1.4 if it is then in material breach of any of its covenants or agreements or representations and warranties contained in this Agreement; or

10.1.5.              Buyer, if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Seller, which breach, either individually or in the aggregate, would reasonably be expected to result in the failure of the conditions set forth in Section 8.4 to be satisfied and which is not cured within the earlier of (i) the Outside Date and (ii) thirty (30) days following written notice to Seller from Buyer, or which by its nature or timing cannot be cured within such time period; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 10.1.5 if Buyer is then in material breach of any of its covenants or agreements or representations and warranties contained in this Agreement;

10.1.6.              By Buyer or Seller if any Governmental Entity shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or the use of the Purchased Assets by the Buyer after the Closing Date in a manner substantially equivalent to the manner currently operated by Seller (a “Restraint”); or

10.1.7.              By Buyer if (i) a Change of Company Recommendation shall have occurred; (ii) the board of directors of Seller withholds, withdraws, qualifies, modifies or amends the Company Recommendation in a manner adverse to Buyer in accordance with, and subject to the terms and conditions of, Section 6.2; (iii) the board of directors of Seller or any committee thereof shall approve, adopt or recommend any Superior Proposal or Acquisition Proposal; (iv) Seller shall have executed any letter of intent, memorandum of understanding or similar contract relating to any Superior Proposal or Acquisition Proposal; (v) Seller publicly announces its intention to take any of the actions in the foregoing clauses (i), (ii), (iii), or (iv); it being understood that if publicly taking a position is required under applicable Law, that (1) publicly taking a neutral position with respect to an Acquisition Proposal, (2) privately taking a neutral position with respect to an Acquisition Proposal, or (3) publicly or privately taking no position with respect to an Acquisition Proposal shall, in any such case, be considered an adverse modification; and, it being further understood that, if publicly taking a position is not required under applicable Law, that publicly taking a neutral position with respect to an Acquisition Proposal shall be considered an adverse modification; (v) with the prior consent of the board of directors of Seller, any Person or “group” (within the meaning of Section 13(d) of the Exchange Act) directly or indirectly consummates an Acquisition Proposal; or (vi) Seller breaches its obligation hereunder to hold the Stockholder Meeting other than solely as a result of actions taken or omitted by the SEC or fails to include the Company Recommendation in the Proxy Statement; or

10.1.8.              By Seller, at any time prior to the Closing, in accordance with, and subject to the terms and conditions of, Section 6.2.4.

10.2.        PROCEDURE AND EFFECT OF TERMINATION.  In the event of termination of this Agreement by a party pursuant to Section 10.1 written notice shall be given to the other parties specifying the provision of Section 10.1 pursuant to which such termination is made, and this Agreement (other than this Section 10.2, Section 7.7 (Confidentiality) and Section 11 (Miscellaneous), other than Section 11.5 (Further Assurances)) shall terminate and become void and of no force or effect without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided, however, that if such termination shall result from (i) the willful failure of any party hereto to fulfill a condition to the performance of the material obligations of the other parties hereto or (ii) the willful failure of any party hereto to perform a material covenant applicable to it, such party shall be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such failure; provided, further, that:

10.2.1.              if Buyer terminates this Agreement pursuant to Section 10.1.5 or Section 10.1.7, within five (5) Business Days after the date of such termination, Seller shall pay the amount of One Million Dollars (US$1,000,000) (the “Termination Fee”) to, or as directed by, Buyer by wire transfer of immediately available funds to one or more accounts specified by Buyer in writing; and

10.2.2.              if Seller terminates this Agreement pursuant to Section 10.1.4, within five (5) Business Days after the date of such termination, Buyer shall pay the Termination Fee to, or as directed by, Seller by wire transfer of immediately available funds to one or more accounts specified by Buyer in writing.

10.2.3.              Each party acknowledges that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement.  In the event that either party shall fail to pay the Termination Fee when due, such party shall reimburse the other party for all reasonable and documented costs and expenses actually incurred or accrued by or on behalf of such party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 10.2.3.

11.    MISCELLANEOUS.

11.1.        ENTIRE AGREEMENT.  This Agreement, together with the schedules and exhibits attached hereto, and other Transaction Documents, are the product of both of the parties hereto, constitute the entire agreement between such parties pertaining to the subject matter hereof and thereof, and merges all prior negotiations and drafts of the parties with regard to the transactions contemplated herein and therein.  Other than as contained in this Agreement, together with the schedules and exhibits attached hereto, and other Transaction Documents, there are no other written or oral representations, agreements, arrangements, or understandings existing between the parties hereto regarding this Agreement or the other Transaction Documents.

11.2.        AMENDMENTS AND WAIVERS.  Any term of this Agreement may be amended or waived with the written consent of the parties or their respective successors and assigns.  Any amendment or waiver effected in accordance with this Section 11.2 shall be binding upon the parties and their respective successors and assigns.

11.3.        ASSIGNMENT; SUCCESSORS AND ASSIGNS.  Neither party shall assign or transfer its rights or obligations under this Agreement, whether directly or indirectly or by operation of Law, or purport to do so, without the other party’s prior written consent; provided, however, that, subject to Section 3.5 and Section 7.15, as applicable, such consent shall not be required for (i) an assignment of this Agreement to an Affiliate of the assignor, or (ii) assignment of this Agreement in the context of a merger of a party with another company, or the sale of all or substantially all of the shares or assets of a party to another company.  Subject to the aforesaid limitation, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

11.4.        GOVERNING LAW; JURISDICTION.

11.4.1.              This Agreement shall be governed by and construed in accordance with English law.

11.4.2.              Buyer irrevocably agrees for the exclusive benefit of Seller, and Seller irrevocably agrees for the exclusive benefit of Buyer, that the courts of England shall have (subject as stated in Section 11.4.3 below) exclusive jurisdiction to hear and determine any suit action or proceeding, and to settle any disputes, which may arise out of or in connection with this Agreement, and for such purposes they hereby irrevocably submit to the jurisdiction of such courts.  The parties agree not to assert that such jurisdiction is a “forum non-conveniens” or any similar argument attempting to avoid the jurisdiction of the courts of England.

11.4.3.              Nothing contained in this Section 11.4 shall limit the right of a party to enforce judgments of the courts of England hereunder, in any court in any other jurisdiction, and nothing in this Section shall prevent a party from bringing any suit, action or proceedings hereunder in the courts of any other jurisdiction if the first party was for any reason unable to enforce a judgment rendered by the English courts in any such other jurisdiction, nor shall the taking of any such enforcement proceedings (or other proceedings referred to in this Section 11.4.3) in one or more jurisdictions preclude the taking of enforcement proceedings (or other proceedings referred to in this Section 11.4.3) in any other jurisdiction, whether concurrently or not (unless precluded by applicable Law).

11.4.4.              Buyer hereby authorizes and appoints Jordans International of 21 St Thomas Street, Bristol BS1 6JS, the United Kingdom, Tel: +44 (0)117 923 0600, Fax: +44 (0)117 923 0063 (or such other person being a firm of solicitors in England as Buyer may substitute from time to time by notice to Seller) to accept service of all legal process arising out of or connected with this Agreement. Service on such person(s) (or substitute) shall be deemed to be service on Buyer whether or not process is forwarded to or received by it.  Except upon a substitution of such firm, Buyer undertakes not to revoke any such authority or appointment, at all times to maintain an agent for service of process in England and, if any such agent ceases for any reason to be an agent for this purpose, forthwith to appoint another agent and advise Seller accordingly.

11.4.5.              Seller hereby authorizes and appoints Tony Coles of Jeffrey, Green, Russell Solicitors, Waverley House, 7-12 Noel Street, London, W1F 8G, DX 44627 Mayfair; phone +44 (0) 20 7339 7000, fax: + 44 (0) 20 7307 0240 (or such other person being a firm of solicitors in England as it may substitute by notice to Buyer) to accept service of all legal process arising out of or connected with this Agreement.  Service on such person(s) (or substitute) shall be deemed to be service on Seller whether or not process is forwarded to or received by it.  Except upon such a substitution, Seller undertakes not to revoke any such authority or appointment, at all times to maintain an agent for service of process in England and, if any such agent ceases for any reason to be an agent for this purpose, forthwith to appoint another agent and advise Buyer accordingly.

11.5.        FURTHER ASSURANCES.  From and after the date hereof, including after the Closing, each party shall each execute and deliver such further instruments of conveyance, sale, assignment or transfer, and shall take or cause to be taken such other or further action, as any party shall reasonably request of any other party at any time or from time to time in order to perfect, confirm or evidence in Buyer title to all or any part of the Purchased Assets or to consummate, in any other manner, the terms and provisions of this Agreement, at the sole cost and expense of the requesting party.

11.6.        COUNTERPARTS.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

11.7.        NOTICES.  Any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient (a) when delivered personally, (b) on the next Business Day following deposit with an overnight delivery service of national reputation or (c) when transmitted by facsimile (transmission confirmed), if such notice is addressed to the party to be notified at such party’s address or facsimile number as follows, or as subsequently modified by written notice.

SELLER:	BUYER:

WPT Enterprises Inc.	Gamynia Limited
5700 Wilshire Boulevard, Suite 350	20 Costi Palama Street,
Los Angeles, CA 90036	Aspelia Court, 2nd Floor,
Attn: Chief Executive Officer	Nicosia, CY-1096 - Cyprus
Telephone: (323) 330-9844	Attn:
Facsimile: (323) 330-9901	Telephone: +357 22 664555
Facsimile: +357 22 677485
With a copy to:
With a copy to:
Liner Grode Stein Yankelevitz
Sunshine Regenstreif & Taylor LLP	Mrs. Cleo Koushos-Cros, Adv.
1100 Glendon Avenue, 14th Floor	KOUSHOS & KORFIOTIS,
Advocates
Los Angeles, CA 90024	P.O. Box. 21020, Nicosia 1500,
Attn: Joshua B. Grode, Esq.	Cyprus
Telephone: (310) 500-3500	Telephone:
Facsimile:(310) 500-3501	Facsimile:

11.8.        SEVERABILITY.  The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof.  If any provision of this Agreement, or the application thereof to any Person or any circumstance, is held by a court of competent jurisdiction to be invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

11.9.        SPECIFIC PERFORMANCE.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof and the parties hereby agree to waive any requirements for posting a bond in connection with any such action.

11.10.      NO WAIVER.  A failure or delay by either party to exercise any right or remedy under this Agreement shall not be construed or operate as a waiver of that right or remedy, nor shall any single or partial exercise of any right or remedy preclude the further exercise of that right or remedy.  A waiver by either party of any breach of or default under this agreement shall not be considered a waiver of a preceding or subsequent breach or default.  A purported waiver or release under this Agreement is not effective unless it is a specific authorized written waiver or release.

11.11.      ADVICE OF LEGAL COUNSEL.  Each party acknowledges and represents that, in executing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that the person signing on its behalf has read and understood all of the terms and provisions of this Agreement.  This Agreement shall not be construed against any party by reason of the drafting or preparation thereof.

11.12.      NO THIRD PARTY BENEFICIARY.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.  In particular, a person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement.

11.13.      FEES AND EXPENSES.  Each party shall bear its own fees and expenses (including the fees and expenses of its financial, legal, accounting and other advisors) incurred in the negotiation, documentation and delivery of the Agreement and the transactions contemplated hereby, whether or not the Closing occurs.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of Seller and Buyer as of the date first above written.

BUYER:

Gamynia Limited,

a company incorporated under the laws of

Cyprus

By:	/s/ Cleo Koushos-Cros
Name:	Cleo Koushos-Cros
Title:	Director of KKLAW Managers Ltd.
Director

SELLER:

WPT Enterprises, Inc.,

a Delaware limited liability company

By:	/s/ Adam J. Pliska
Name:	Adam J. Pliska
Title:	General Counsel